Exhibit 99.1

Ferrari N.V.

Interim Report
At and for the three and nine months ended September 30, 2021
____________________________________________________________________________________________________

BOARD OF DIRECTORS

Executive Chairman

John Elkann

Vice Chairman

Piero Ferrari

Chief Executive Officer

Benedetto Vigna

Directors

Delphine Arnault
Francesca Bellettini
Eddy Cue
Sergio Duca
John Galantic
Maria Patrizia Grieco
Adam Keswick

INDEPENDENT AUDITORS

EY S.p.A.

CERTAIN DEFINED TERMS

    In this report (the “Interim Report”), unless otherwise specified, the terms “we”, “our”, “us”, the “Group”, the “Company” and “Ferrari” refer to Ferrari N.V., individually or together with its subsidiaries, as the context may require.

References to “Stellantis” or “Stellantis Group” refer to Stellantis N.V., together with its subsidiaries, following the merger of Peugeot S.A. with and into Fiat Chrysler Automobiles N.V. on January 16, 2021 (following which Fiat Chrysler Automobiles N.V. was renamed Stellantis N.V.) or to Fiat Chrysler Automobiles N.V., together with its subsidiaries, prior to the merger, as the context may require.

INTRODUCTION

    The Interim Condensed Consolidated Financial Statements at and for the three and nine months ended September 30, 2021 (the “Interim Condensed Consolidated Financial Statements”) included in this Interim Report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and in accordance with IFRS as endorsed by the European Union, and in particular, in compliance with IAS 34 — Interim Financial Reporting. There are no material effects on the Interim Condensed Consolidated Financial Statements resulting from differences between IFRS as issued by the IASB and IFRS as endorsed by the European Union. The accounting principles applied are consistent with those used for the preparation of the annual consolidated financial statements at and for the year ended December 31, 2020 (the “Annual Consolidated Financial Statements”), except as otherwise stated in “New standards and amendments effective from January 1, 2021” in the notes to the Interim Condensed Consolidated Financial Statements.

    The Group’s financial information in this Interim Report is presented in Euro except that, in some instances, information is presented in U.S. Dollars. All references in this report to “Euro” and “€” refer to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended, and all references to “U.S. Dollars” and “$” refer to the currency of the United States of America (the “United States”).

    Certain totals in the tables included in this Interim Report may not add due to rounding.

    The financial data in “Results of Operations” is presented in millions of Euro, while the percentages presented are calculated using the underlying figures in thousands of Euro.

    This Interim Report is unaudited.

FORWARD-LOOKING STATEMENTS

Statements contained in this report, particularly those regarding our possible or assumed future performance are
“forward-looking statements” that contain risks and uncertainties. In some cases, words such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “continue”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “guidance” and similar expressions are used to identify forward-looking statements. These forward-looking statements reflect the respective current views of Ferrari with respect to future events and involve significant risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, without limitation:
•our ability to preserve and enhance the value of the Ferrari brand;
•the success of our Formula 1 racing team and the expenses we incur for our Formula 1 activities, the impact of the application of the new Formula 1 regulations progressively coming into effect in 2021 and 2022, the uncertainty of the sponsorship and commercial revenues we generate from our participation in the Formula 1 World Championship, including as a result of the impact of the COVID-19 pandemic, as well as the popularity of Formula 1 more broadly;
•the effects of the evolution of and response to the COVID-19 pandemic;
•our ability to keep up with advances in high performance car technology and to make appealing designs for our new models;
•our ability to preserve our relationship with the automobile collector and enthusiast community;
•changes in client preferences and automotive trends;
•changes in the general economic environment, including changes in some of the markets in which we operate, and changes in demand for luxury goods, including high performance luxury cars, which is highly volatile;
•competition in the luxury performance automobile industry;
•our ability to successfully carry out our growth strategy and, particularly, our ability to grow our presence in China and other growth markets;
•our low volume strategy;
•global economic conditions, pandemics and macro events;
•reliance upon a number of key members of executive management and employees, and the ability of our current management team to operate and manage effectively;
•the impact of increasingly stringent fuel economy, emissions and safety standards, including the cost of compliance, and any required changes to our products;
•the challenges and costs of integrating hybrid and electric technology more broadly into our car portfolio over time;
•increases in costs, disruptions of supply or shortages of components and raw materials;
•the performance of our dealer network on which we depend for sales and services;
•disruptions at our manufacturing facilities in Maranello and Modena;
•the effects of Brexit on the UK market;
•the performance of our licensees for Ferrari-branded products;
•our ability to protect our intellectual property rights and to avoid infringing on the intellectual property rights of others;
•the ability of Maserati, our engine customer, to sell its planned volume of cars;
•our continued compliance with customs regulations of various jurisdictions;
•product recalls, liability claims and product warranties;
•the adequacy of our insurance coverage to protect us against potential losses;

•our ability to ensure that our employees, agents and representatives comply with applicable laws and regulations;
•our ability to maintain the functional and efficient operation of our information technology systems and to defend from the risk of cyberattacks, including on our in-vehicle technology;
•our ability to service and refinance our debt;
•our ability to provide or arrange for adequate access to financing for our dealers and clients, and associated risks;
•labor relations and collective bargaining agreements;
•exchange rate fluctuations, interest rate changes, credit risk and other market risks;
•changes in tax, tariff or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which we operate, including possible future bans of combustion engine cars in cities and the potential advent of self-driving technology;
•potential conflicts of interest due to director and officer overlaps with our largest shareholders; and
•other factors discussed elsewhere in this document.
We expressly disclaim and do not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this document or in connection with any use by any third party of such forward-looking statements. Actual results could differ materially from those anticipated in any forward-looking statements. We do not undertake an obligation to update or revise publicly any forward-looking statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
Highlights
Consolidated Income Statement Data
In order to facilitate a better understanding of the Group’s performance for the three and nine months ended September 30, 2021 and to compare the Group’s performance from period to period considering the effects the COVID-19 pandemic had on our performance in the three and nine months ended September 30, 2020, in addition to selected consolidated income statement data for the Group for the three and nine months ended September 30, 2021 and 2020, in this section only we have included selected consolidated income statement data of the Group for the three and nine months ended September 30, 2019, which are derived from the Group’s Interim Report at and for the three and nine months ended September 30, 2019.

	For the three months ended September 30,			For the nine months ended September 30,
	2021	2020	2019	2021	2020	2019
	(€ million, except per share data)
Net revenues	1,053	888	915	3,099	2,391	2,839
EBIT	270	222	227	810	465	698
Profit before taxes	260	208	211	781	427	666
Net profit	207	171	169	619	346	533
Net profit attributable to:
Owners of the parent	206	171	168	617	346	529
Non-controlling interests	1	—	1	2	—	4
Basic earnings per common share (in Euro) (1)	1.12	0.92	0.90	3.34	1.87	2.82
Diluted earnings per common share (in Euro) (1)	1.11	0.92	0.90	3.33	1.86	2.81
Dividend declared per common share (in Euro) (2) (3) (4)	0.867	1.13	1.03	0.867	1.13	1.03
Dividend declared per common share (in USD) (2) (3) (4)(5)	1.0378	1.23	1.16	1.0378	1.23	1.16
_____________________________
(1)    See Note 13 “Earnings per Share” to the Interim Condensed Consolidated Financial Statements for the calculation of basic and diluted earnings per common share for the three and nine months ended September 30, 2021 and 2020, and see the Group’s Interim Report at and for the three and nine months ended September 30, 2019 for the calculation of basic and diluted earnings per common share for the three and nine months ended September 30, 2019.
(2)     Following approval of the annual accounts by the shareholders at the Annual General Meeting of the Shareholders on April 15, 2021, a dividend distribution of €0.867 per outstanding common share was approved, corresponding to a total distribution of €160 million. This distribution was made from the retained earnings reserve. In May 2021 the Company paid €149 million of the distribution to owners of the parent and the remaining balance, which relates to withholding taxes, was paid in the third quarter of 2021.
(3)    Following approval of the annual accounts by the shareholders at the Annual General Meeting of the Shareholders on April 16, 2020, a dividend distribution of €1.13 per outstanding common share was approved, corresponding to a total distribution of €209 million. This distribution was made from the retained earnings reserve. In May 2020 the Company paid €195 million of the distribution to owners of the parent and the remaining balance, which relates to withholding taxes, was paid in the third quarter of 2020.
(4)    Following approval of the annual accounts by the shareholders at the Annual General Meeting of the Shareholders on April 12, 2019, a dividend distribution of €1.03 per outstanding common share was approved, corresponding to a total distribution of €193 million. This distribution was made from the retained earnings reserve. In May 2019 the Company paid €181 million of the distribution to owners of the parent and the remaining balance, which relates to withholding taxes, was paid in the third quarter of 2019.
(5)    Translated into U.S. Dollars at the exchange rates in effect on the dates on which the distribution was declared in U.S. Dollars for common shares that are traded on the New York Stock Exchange. These translations are examples only, and should not be construed as a representation that the Euro amount represents, or has been or could be converted into, U.S. Dollars at that or any other rate.

Consolidated Statement of Financial Position Data

	At September 30, 2021	At December 31, 2020
	(€ million, except share data)
Cash and cash equivalents	1,273	1,362
Receivables from financing activities	1,096	940
Total assets	6,613	6,262
Debt	2,591	2,725
Total equity	2,061	1,789
Equity attributable to owners of the parent	2,056	1,785
Non-controlling interests	5	4
Share capital	3	3
Common shares issued and outstanding (in thousands of shares)	184,151	184,748
Other Statistical Information
Shipments(1)

(Number of cars and % of total cars)	For the three months ended September 30,				For the nine months ended September 30,
	2021	%	2020	%	2021	%	2020	%
EMEA
Germany	277	10.1%	269	11.6%	942	11.5%	796	12.4%
UK	247	9.0%	247	10.7%	723	8.8%	689	10.7%
Italy	154	5.6%	149	6.4%	481	5.9%	437	6.8%
Switzerland	124	4.5%	123	5.3%	377	4.6%	327	5.1%
France	121	4.4%	121	5.2%	371	4.5%	303	4.7%
Middle East (2)	82	3.0%	64	2.8%	254	3.1%	190	3.0%
Other EMEA (3)	303	11.0%	315	13.7%	956	11.6%	768	11.8%
Total EMEA	1,308	47.6%	1,288	55.7%	4,104	50.0%	3,510	54.5%
Americas (4)	706	25.7%	504	21.8%	2,110	25.7%	1,635	25.4%
Mainland China, Hong Kong and Taiwan	249	9.1%	119	5.1%	609	7.4%	181	2.8%
Rest of APAC (5)	487	17.6%	402	17.4%	1,383	16.9%	1,114	17.3%
Total	2,750	100.0%	2,313	100.0%	8,206	100.0%	6,440	100.0%
_____________________________
(1)    Excluding the XX Programme, racing cars, one-off and pre-owned cars.
(2)     Middle East mainly includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait.
(3)     Other EMEA includes Africa and the other European markets not separately identified.
(4)    Americas includes the United States of America, Canada, Mexico, the Caribbean and Central and South America.
(5)    Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia, South Korea, Thailand, India and Malaysia.

Average number of employees for the period

	For the three months ended September 30,		For the nine months ended September 30,
	2021	2020	2021	2020
Average number of employees for the period	4,567	4,427	4,562	4,410

COVID-19 Pandemic Update
The global spread of the COVID-19 virus (“COVID-19”), which was declared a global pandemic by the World Health Organization in March 2020, has led to governments around the world mandating various restrictive measures to contain the pandemic, including social distancing, quarantine, “shelter in place” or similar orders, travel restrictions and suspension of non-essential business activities. To date, several of these measures are still in place or were previously reintroduced at various points in time following further waves of the pandemic, although the scope and timing of restrictive measures have varied greatly across jurisdictions.

As the virus spread and the severity of the COVID-19 pandemic became apparent, Ferrari’s leadership took actions to protect and support its employees and communities, mitigate the impacts on the Group’s financial performance and strengthen the Group’s liquidity and financial position.

The impacts of the COVID-19 pandemic on the Group’s operations and the main actions taken by Ferrari in response to the pandemic since its inception are summarized below:

•With the safety and well-being of Ferrari employees in mind and considering government restrictions implemented to combat the spread of the virus, production and deliveries to the distribution network were temporarily suspended from the end of March until the beginning of May 2020. Although certain restrictions remained in place in some of the countries where Ferrari operates during the first nine months of 2021, substantially all Ferrari dealerships remained operational and order collections continued. The Group remains focused on maintaining a robust order book going forward and on the careful management of our waiting list to reach the optimal combination of exclusivity and client service.
•To protect the health and well-being of its workforce and customers as Ferrari returned to business operations, the Company successfully implemented its “Back on Track” program, which facilitated our return to full production by May 8, 2020 through the implementation of various safety measures to combat and contain the spread of the COVID-19 virus in the workplace, with additional measures to strengthen and customize the protocol with the support of specialists who have expert knowledge of Ferrari’s work environment.
•Following various initiatives implemented by Ferrari since the start of the pandemic to support local communities, the Group continues to provide logistical support as well as facilities at its Fiorano race track for the vaccination campaign, where more than 140,000 vaccine doses have been administered to date by the local medical authority. This is in addition to the more than 77,000 serological tests, rapid swabs tests and flu vaccinations provided at the Fiorano race track since the start of the pandemic. With the commencement of the national COVID-19 vaccination campaign in Italy, in mid-June 2021 Ferrari launched its own vaccination plan, dedicated to its employees, their families and all the resident consultants and suppliers; planned alongside local Health Authorities. The campaign resulted in a large number of vaccinations and is now completed. Ferrari also organized an additional extraordinary COVID-19 vaccination campaign for employees and resident consultants and suppliers at our screening center, with first doses administered on October 1, 2021 and second doses on October 29, 2021. Ferrari is also planning a flu vaccination campaign in November 2021.
•Although production and certain other activities (i.e. Formula 1, stores, museums) were temporarily suspended near the end of the first quarter of 2020, the Group continued many other key business activities and functions through remote working arrangements, and up to the date of this document it continues to take measures to combat the spread of COVID-19 at its facilities while guaranteeing the possibility of remote work for those employees whose job activity is compatible with such work arrangements.
•In order to prudently manage potential liquidity or refinancing risks in the foreseeable future, the Group focused on increasing and preserving its available liquidity and took actions to contain costs and capital expenditures in 2020, while ensuring that all projects that are considered important for the continuing success of Ferrari and its future development are maintained.
•The start of the 2020 Formula 1 World Championship season was postponed from March to July 2020 and it ultimately consisted of 17 Grand Prix events, five fewer than those originally scheduled. Additionally, most of the races were held without public attendance, including Paddock Club and paddock guests. These circumstances adversely impacted our financial results in 2020 due to a reduction of sponsorships and consequent reduced commercial revenues from partners and the holder of Formula 1’s commercial rights (Formula One Management). At the date of this report, 17 Grand Prix races have been held for the 2021 season and the number of physical spectators has been increasing in the most recent races. An additional 5 races are expected for the season; however the actual number of Formula 1 races and the number of spectators permitted to attend the events could change based on the evolution of the pandemic. Out of the total 22 races currently foreseen for 2021 season, 4 tracks have been already replaced as a reaction to the spread of the pandemic.
•Brand activities were also adversely impacted as a result of the temporary closure of Ferrari stores and museums in the first quarter of 2020, which gradually reopened starting in May 2020 with appropriate safety measures in place to protect our staff and customers. To date, in-store traffic has not yet recovered to pre-pandemic levels and museums continue to be subject to certain restrictions as a result of local regulations, although overall brand activities have increased in 2021 compared to 2020.
•The Group decided to temporarily suspend its share repurchase program from the end of March 2020 to the beginning of March 2021, when the program was restarted.
•There have been no significant effects on the valuation of assets or liabilities and no increases in allowances for credit losses as a result of COVID-19. Moreover, no material impairment indicators have been identified and there have been no changes in accounting judgments or other significant accounting impacts relating to COVID-19.
•No significant changes occurred in controls that materially affect internal control over financial reporting.

Ferrari’s leadership is continuously monitoring the evolution of the COVID-19 pandemic as new information becomes available as well as the related effects on the results of operations and financial position of the Group. Ferrari has been gradually recovering from the effects of the COVID-19-related suspension of production and other business activities that occurred primarily in 2020. The effects of the pandemic on Ferrari in the first nine months of 2021 were limited and the strong third quarter results are an important step forward towards the upward revised 2021 guidance, as communicated in the “Outlook” section of this Interim Report. The exceptional client relationships, fundamental in achieving the double digit growth in this period and year to date, are reflected in the record order intake worldwide, particularly in China and the USA. Looking ahead, management expects that the prudent steps taken in 2020 to adjust capital expenditure in response to the COVID-19 emergency, will postpone by one year the achievement of the year-end 2022 guidance previously announced at the Group’s Capital Markets Day in September 2018.

The future impacts of COVID-19 on Ferrari’s results of operations and financial condition will depend on ongoing developments in relation to the pandemic, including the success of the gradual release of containment measures and vaccination programs worldwide, as well as the overall condition and outlook of the global economy.

Results of Operations
Three months ended September 30, 2021 compared to three months ended September 30, 2020
    The following is a discussion of the results of operations for the three months ended September 30, 2021 compared to the three months ended September 30, 2020. The presentation includes line items as a percentage of net revenues for the respective periods presented to facilitate period-to-period comparisons.

	For the three months ended September 30,
	2021	Percentage of net revenues	2020	Percentage of net revenues
	(€ million, except percentages)
Net revenues	1,053	100.0%	888	100.0%
Cost of sales	525	49.8%	426	47.9%
Selling, general and administrative costs	82	7.8%	77	8.6%
Research and development costs	170	16.2%	158	17.7%
Other expenses/(income), net	7	0.6%	7	0.9%
Result from investments	1	0.1%	2	0.1%
EBIT	270	25.7%	222	25.0%
Net financial expenses	10	1.0%	14	1.5%
Profit before taxes	260	24.7%	208	23.5%
Income tax expense	53	5.1%	37	4.2%
Net profit	207	19.6%	171	19.3%

Net revenues

	For the three months ended September 30,				Increase/(Decrease)
	2021	Percentage of net revenues	2020	Percentage of net revenues	2021 vs. 2020
	(€ million, except percentages)
Cars and spare parts (1)	883	83.9%	727	81.8%	156	21.6%
Engines (2)	55	5.2%	44	5.0%	11	24.8%
Sponsorship, commercial and brand (3)	95	9.0%	93	10.5%	2	1.3%
Other (4)	20	1.9%	24	2.7%	(4)	(16.5)%
Total net revenues	1,053	100.0%	888	100.0%	165	18.6%
_____________________________
(1)Includes net revenues generated from shipments of our cars, any personalization generated on these cars, as well as sales of spare parts.
(2)Includes net revenues generated from the sale of engines to Maserati for use in their cars and from the rental of engines to other Formula 1 racing teams.
(3)Includes net revenues earned by our Formula 1 racing team through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues as well as net revenues generated through the Ferrari brand, including merchandising, licensing and royalty income.
(4)Primarily relates to financial services activities, management of the Mugello racetrack and other sports-related activities.

    Net revenues for the three months ended September 30, 2021 were €1,053 million, an increase of €165 million or 18.6 percent (an increase of 20.7 percent on a constant currency basis), from €888 million for the three months ended September 30, 2020.
The change in net revenues was attributable to the combination of (i) a €156 million increase in cars and spare parts, (ii) a €11 million increase in engines, (iii) a €2 million increase in sponsorship, commercial and brand, and (iv) a €4 million decrease in other.

Cars and spare parts
    Net revenues generated from cars and spare parts were €883 million for the three months ended September 30, 2021, an increase of €156 million or 21.6 percent, from €727 million for the three months ended September 30, 2020.

    The increase in net revenues from cars and spare parts was primarily attributable to higher car volumes, positive mix and personalizations.

Overall shipments increased by 437 cars or 18.9 percent, driven by a 39 percent increase in shipments of our V8 models while shipments of V12 models decreased by 35 percent, mainly due to the 812 Superfast. In particular, shipments during the period were driven by the Ferrari Roma and the SF90 Stradale, as well as the ramp up of the Ferrari Portofino M and our first deliveries of the SF90 Spider, partially offset by the Ferrari Portofino, the 488 Pista family and the 812 Superfast. The Ferrari Monza SP1 and SP2 continue to be delivered in line with planning. The positive mix impact was driven by the SF90 family and the Ferrari Monza SP1 and SP2, as well as personalizations, partially offset by the Ferrari Roma ramp-up and reduced volumes of the 812 Superfast.

All geographic regions positively contributed in the quarter, with increases in revenues of: (i) €87 million Americas, (ii) €36 million in Mainland China, Hong Kong and Taiwan, (iii) €26 million in Rest of APAC, and (iv) €7 million in EMEA. All changes include the effects of foreign currency hedge transactions.

Engines

    Net revenues generated from engines were €55 million for the three months ended September 30, 2021, an increase of €11 million or 24.8 percent, from €44 million for the three months ended September 30, 2020. The €11 million increase was mainly attributable to an increase in engines sold to Maserati and, to a lesser extent, higher revenues from the rental of engines to other Formula 1 racing teams.

Sponsorship, commercial and brand

    Net revenues generated from sponsorship, commercial agreements and brand management activities increased to €95 million for the three months ended September 30, 2021 from €93 million for the three months ended September 30, 2020 mainly due to brand-related activities.

Cost of sales

	For the three months ended September 30,				Increase/(Decrease)
	2021	Percentage of net revenues	2020	Percentage of net revenues	2021 vs. 2020
	(€ million, except percentages)
Cost of sales	525	49.8%	426	47.9%	99	23.2%

    Cost of sales for the three months ended September 30, 2021 was €525 million, an increase of €99 million or 23.2 percent, from €426 million for the three months ended September 30, 2020. As a percentage of net revenues, cost of sales was 49.8 percent for the three months ended September 30, 2021 compared to 47.9 percent for the three months ended September 30, 2020.
    The increase in cost of sales was primarily attributable to higher car volumes and a change in product mix, higher Maserati engine volumes and brand activities, as well as start-up costs relating to new models.

Selling, general and administrative costs

	For the three months ended September 30,				Increase/(Decrease)
	2021	Percentage of net revenues	2020	Percentage of net revenues	2021 vs. 2020
	(€ million, except percentages)
Selling, general and administrative costs	82	7.8%	77	8.6%	5	7.3%

    Selling, general and administrative costs for the three months ended September 30, 2021 were €82 million, an increase of €5 million or 7.3 percent, from €77 million for the three months ended September 30, 2020. As a percentage of net revenues, selling, general and administrative costs were 7.8 percent for the three months ended September 30, 2021 compared to 8.6 percent for the three months ended September 30, 2020.

    The increase in selling, general and administrative costs was primarily attributable to communication and marketing activities following the gradual restart of our events.

Research and development costs

	For the three months ended September 30,				Increase/(Decrease)
	2021	Percentage of net revenues	2020	Percentage of net revenues	2021 vs. 2020
	(€ million, except percentages)
Research and development costs expensed during the period	130	12.3%	111	12.5%	19	17.1%
Amortization of capitalized development costs	40	3.9%	47	5.2%	(7)	(11.9)%
Research and development costs	170	16.2%	158	17.7%	12	8.6%

    Research and development costs for the three months ended September 30, 2021 were €170 million, an increase of €12 million, or 8.6 percent, from €158 million for the three months ended September 30, 2020. As a percentage of net revenues, research and development costs were 16.2 percent for the three months ended September 30, 2021 compared to 17.7 percent for the three months ended September 30, 2020.

    The increase in research and development costs primarily relates to product innovation and Formula 1 activities.
EBIT

	For the three months ended September 30,				Increase/(Decrease)
	2021	Percentage of net revenues	2020	Percentage of net revenues	2021 vs. 2020
	(€ million, except percentages)
EBIT	270	25.7%	222	25.0%	48	21.8%

    EBIT for the three months ended September 30, 2021 was €270 million, an increase of €48 million or 21.8 percent, from €222 million for the three months ended September 30, 2020. EBIT margin for the three months ended September 30, 2021 was 25.7 percent compared to 25.0 percent for the three months ended September 30, 2020.

    The increase in EBIT was primarily attributable to the combined effects of (i) positive volume impact of €39 million, (ii) positive product mix impact of €41 million, driven by the SF90 family and the Ferrari Monza SP1 and SP2, along with the positive contribution from personalizations, partially offset by the Ferrari Roma and the 812 Superfast, (iii) an increase in research and development costs of €12 million, (iv) an increase in selling, general and administrative costs of €5 million, (v) negative contribution of €1 million mainly due to improved assumptions on in-season Formula 1 ranking and other supporting activities, and (vi) negative foreign currency exchange impact of €14 million (including foreign currency hedging instruments).

Net financial expenses

	For the three months ended September 30,		Increase/(Decrease)
	2021	2020	2021 vs. 2020
	(€ million, except percentages)
Net financial expenses	10	14	(4) (21.6)%

    Net financial expenses for the three months ended September 30, 2021 were €10 million compared to €14 million for the three months ended September 30, 2020. The decrease in net financial expenses was primarily attributable to lower net foreign exchange losses, including hedging costs.

Income tax expense

	For the three months ended September 30,		Increase/(Decrease)
	2021	2020	2021 vs. 2020
	(€ million, except percentages)
Income tax expense	53	37	16	41.5%

    Income tax expense for the three months ended September 30, 2021 was €53 million compared to €37 million for the three months ended September 30, 2020. The increase in income tax expense was primarily attributable to an increase in profit before taxes.

The Group is applying the Patent Box tax regime for the period from 2020 to 2024, in line with currently applicable tax regulations in Italy, and income taxes for the three months ended September 30, 2021 and September 30, 2020 benefited from the application of the Patent Box tax regime. See Note 12 “Income Tax Expense” to the Interim Condensed Consolidated Financial Statements for additional details related to the new Patent Box tax regime in Italy.

The effective tax rate was 20.4 percent for the three months ended September 30, 2021 (18.0 percent for the three months ended September 30, 2020), reflecting the current estimate of the benefit attributable to the Patent Box, the Allowance for Corporate Equity (“ACE”), deductions for eligible research and development costs and hyper and super-depreciation of machinery and equipment.

Nine months ended September 30, 2021 compared to nine months ended September 30, 2020
    The following is a discussion of the results of operations for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020. The presentation includes line items as a percentage of net revenues for the respective periods presented to facilitate period-to-period comparisons.

For the nine months ended September 30, 2020 our costs as a percentage of net revenues and our EBIT and EBIT margin were negatively impacted by the COVID-19 pandemic, which caused a seven-week production and delivery suspension in the first half of 2020 (during which we decided to pay all employees throughout the whole suspension period and not accede to any government aid programs) as well as changes to the format of the 2020 Formula 1 World Championship.

	For the nine months ended September 30,
	2021	Percentage of net revenues	2020	Percentage of net revenues
	(€ million, except percentages)
Net revenues	3,099	100.0%	2,391	100.0%
Cost of sales	1,506	48.6%	1,176	49.2%
Selling, general and administrative costs	235	7.6%	234	9.8%
Research and development costs	539	17.4%	505	21.1%
Other expenses/(income), net	13	0.4%	15	0.5%
Result from investments	4	0.2%	4	0.1%
EBIT	810	26.2%	465	19.5%
Net financial expenses	29	1.0%	38	1.6%
Profit before taxes	781	25.2%	427	17.9%
Income tax expense	162	5.2%	81	3.4%
Net profit	619	20.0%	346	14.5%

Net revenues

	For the nine months ended September 30,				Increase/(Decrease)
	2021	Percentage of net revenues	2020	Percentage of net revenues	2021 vs. 2020
	(€ million, except percentages)
Cars and spare parts (1)	2,619	84.5%	1,965	82.2%	654	33.3%
Engines (2)	145	4.7%	97	4.1%	48	48.9%
Sponsorship, commercial and brand (3)	277	8.9%	265	11.1%	12	4.2%
Other (4)	58	1.9%	64	2.6%	(6)	(8.1)%
Total net revenues	3,099	100.0%	2,391	100.0%	708	29.6%
_____________________________
(1)Includes net revenues generated from shipments of our cars, any personalization generated on these cars, as well as sales of spare parts.
(2)Includes net revenues generated from the sale of engines to Maserati for use in their cars and from the rental of engines to other Formula 1 racing teams.
(3)Includes net revenues earned by our Formula 1 racing team through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues as well as net revenues generated through the Ferrari brand, including merchandising, licensing and royalty income.
(4)Primarily relates to financial services activities, management of the Mugello racetrack and other sports-related activities.

    Net revenues for the nine months ended September 30, 2021 were €3,099 million, an increase of €708 million or 29.6 percent (an increase of 32.5 percent on a constant currency basis), from €2,391 million for the nine months ended September 30, 2020.
    The increase in net revenues was attributable to the combination of (i) a €654 million increase in cars and spare parts, (ii) a €48 million increase in engines and (iii) a €12 million increase in sponsorship, commercial and brand, partially offset by a €6 million decrease in other.

Cars and spare parts
    Net revenues generated from cars and spare parts were €2,619 million for the nine months ended September 30, 2021, an increase of €654 million or 33.3 percent, from €1,965 million for the nine months ended September 30, 2020.

    The increase in net revenues from cars and spare parts was primarily attributable to higher car volumes, positive mix and personalizations, partially offset by negative foreign currency exchange impact (mainly USD). Shipments in 2020 were impacted by the seven-week production and delivery suspension in the first half of the year caused by the COVID-19 pandemic.

Overall shipments increased by 1,766 cars or 27 percent, driven by a 42 percent increase in shipments of our V8 models while shipments of our V12 models decreased by 14 percent, mainly due to the 812 Superfast. In particular, shipments during the period were driven by the F8 family as well as the Ferrari Roma and the SF90 Stradale, which both reached global distribution in the second quarter of 2021, and our first deliveries of the Ferrari Portofino M and SF90 Spider, partially offset by the Ferrari Portofino, the 488 Pista family and the 812 Superfast. The Ferrari Monza SP1 and SP2 continue to be delivered in line with planning. The positive mix impact was driven by the SF90 Stradale and the Ferrari Monza SP1 and SP2, as well as personalizations.

    All geographic regions positively contributed in the quarter, with increases in revenues of: (i) €224 million in EMEA, (ii) €211 million in Americas, (iii) €127 million in Mainland China, Hong Kong and Taiwan, and (iv) €92 million in Rest of APAC. The performance in Mainland China, Hong Kong and Taiwan was boosted by the arrival of new models and the comparison versus the prior year which was negatively impacted by the decision to deliberately accelerate client deliveries in 2019 in advance of new emissions regulations. All changes include the effects of foreign currency hedge transactions.

Engines

    Net revenues generated from engines were €145 million for the nine months ended September 30, 2021, an increase of €48 million or 48.9 percent, from €97 million for the nine months ended September 30, 2020. The increase was mainly attributable to an increase in engines sold to Maserati and, to a lesser extent, higher revenues from the rental of engines to other Formula 1 racing teams.

Sponsorship, commercial and brand

    Net revenues generated from sponsorship, commercial agreements and brand management activities were €277 million for the nine months ended September 30, 2021, an increase of €12 million or 4.2 percent, from €265 million for the nine months ended September 30, 2020. The increase was primarily attributable to Formula 1 racing activities driven by the more favorable Formula 1 calendar compared to last year and brand-related activities, partially offset by a lower prior year Formula 1 ranking.

Cost of sales

	For the nine months ended September 30,				Increase/(Decrease)
	2021	Percentage of net revenues	2020	Percentage of net revenues	2021 vs. 2020
	(€ million, except percentages)
Cost of sales	1,506	48.6%	1,176	49.2%	330	28.1%

    Cost of sales for nine months ended September 30, 2021 was €1,506 million, an increase of €330 million or 28.1 percent, from €1,176 million for the nine months ended September 30, 2020. As a percentage of net revenues, cost of sales were 48.6 percent for the nine months ended September 30, 2021 compared to 49.2 percent for the nine months ended September 30, 2020.
    The increase in cost of sales was primarily attributable to higher car volumes and a change in product mix, as well as higher Maserati engine volumes.

Selling, general and administrative costs

	For the nine months ended September 30,				Increase/(Decrease)
	2021	Percentage of net revenues	2020	Percentage of net revenues	2021 vs. 2020
	(€ million, except percentages)
Selling, general and administrative costs	235	7.6%	234	9.8%	1	0.5%

    Selling, general and administrative costs of €235 million for the nine months ended September 30, 2021 were substantially in line with €234 million for the nine months ended September 30, 2020. As a percentage of net revenues, selling, general and administrative costs were 7.6 percent for the nine months ended September 30, 2021 compared to 9.8 percent for the nine months ended September 30, 2020.

Research and development costs

	For the nine months ended September 30,				Increase/(Decrease)
	2021	Percentage of net revenues	2020	Percentage of net revenues	2021 vs. 2020
	(€ million, except percentages)
Research and development costs expensed during the period	402	13.0%	373	15.6%	29	7.9%
Amortization of capitalized development costs	137	4.4%	132	5.5%	5	4.1%
Research and development costs	539	17.4%	505	21.1%	34	6.9%

    Research and development costs for the nine months ended September 30, 2021 were €539 million, an increase of €34 million or 6.9 percent, from €505 million for the nine months ended September 30, 2020. As a percentage of net revenues, research and development costs were 17.4 percent for the nine months ended September 30, 2021 compared to 21.1 percent for the nine months ended September 30, 2020.

    Research and development costs are presented net of technology-related government incentives. The increase in research and development costs primarily relates to product innovation and Formula 1 activities, as well as higher technology incentives in 2020.

EBIT

	For the nine months ended September 30,				Increase/(Decrease)
	2021	Percentage of net revenues	2020	Percentage of net revenues	2021 vs. 2020
	(€ million, except percentages)
EBIT	810	26.2%	465	19.5%	345	74.1%

    EBIT for the nine months ended September 30, 2021 was €810 million, an increase of €345 million or 74.1 percent, from €465 million for the nine months ended September 30, 2020. EBIT margin for the nine months ended September 30, 2021 was 26.2 percent compared to 19.5 percent for the nine months ended September 30, 2020.

The increase in EBIT was primarily attributable to the combined effects of (i) positive volume impact of €188 million, (ii) positive product mix impact of €202 million, driven by the SF90 family and the Ferrari Monza SP1 and SP2, along with personalizations, (iii) an increase in research and development costs of €34 million, (iv) an increase in selling, general and administrative costs of €1 million, (v) positive contribution of €47 million mainly due to Formula 1 racing activities reflecting the more favorable Formula 1 calendar compared to last year and higher contribution from brand, Maserati engines and other supporting activities, partially offset by a lower prior year Formula 1 ranking, and (vi) negative foreign currency exchange impact of €57 million (including foreign currency hedging instruments) primarily driven by the strengthening of the Euro compared to the U.S. Dollar.

Net financial expenses

	For the nine months ended September 30,		Increase/(Decrease)
	2021	2020	2021 vs. 2020
	(€ million, except percentages)
Net financial expenses	29	38	(9) (22.1)%

    Net financial expenses for the nine months ended September 30, 2021 were €29 million compared to €38 million for the nine months ended September 30, 2020.

The decrease in net financial expenses was primarily attributable to (i) a decrease in net foreign exchange losses, including hedging costs, and (ii) the remeasurement at fair value of certain investments held by the Group, (iii) partially offset by an increase in interest expenses as a result of the 2020 bond issuance.

Income tax expense

	For the nine months ended September 30,		Increase/(Decrease)
	2021	2020	2021 vs. 2020
	(€ million, except percentages)
Income tax expense	162	81	81	99.9%

    Income tax expense for the nine months ended September 30, 2021 was €162 million compared to €81 million for the nine months ended September 30, 2020. The increase in income tax expense was primarily attributable to an increase in profit before taxes.

The Group is applying the Patent Box tax regime for the period from 2020 to 2024, in line with currently applicable tax regulations in Italy, and income taxes for the nine months ended September 30, 2021 and September 30, 2020 benefited from the application of the Patent Box tax regime. See Note 12 “Income Tax Expense” to the Interim Condensed Consolidated Financial Statements for additional details related to the new Patent Box tax regime in Italy.

The effective tax rate was 20.8 percent for the nine months ended September 30, 2021 (19.0 percent for the nine months ended September 30, 2020), reflecting the current estimate of the benefit attributable to the Patent Box, the Allowance for Corporate Equity (“ACE”), deductions for eligible research and development costs and hyper and super-depreciation of machinery and equipment.
Liquidity and Capital Resources

Liquidity Overview

    We require liquidity in order to fund our operations and meet our obligations. Short-term liquidity is required, among others, to purchase raw materials, parts and components for car production, as well as to fund, personnel expenses and other operating costs. In addition to our general working capital and operational needs, we require cash for capital investments to support continuous product range renewal and expansion and, more recently, for research and development activities to transition our product portfolio to hybrid and electric technology. We also make investments for initiatives to enhance manufacturing efficiency, improve capacity, ensure environmental compliance and carry out maintenance activities. We fund our capital expenditure primarily with cash generated from our operating activities.

    We centrally manage our operating cash management, liquidity and cash flow requirements with the objective of ensuring efficient and effective management of our funds. We believe that our cash generation together with our available liquidity, including committed credit lines granted from primary financial institutions, will be sufficient to meet our obligations and fund our business and capital expenditures.

    See the “Net Debt and Net Industrial Debt” section below for additional details relating to our liquidity.

Cyclical Nature of Our Cash Flows

    Our working capital is subject to month to month fluctuations due to, among other things, production and sales volumes, our financial services activities, the timing of capital expenditure and tax payments. In particular, our inventory levels generally increase in the periods leading up to the launches of new models, during the phase out of existing models when we build up spare parts, and at the end of the second quarter when our inventory levels are generally higher to support the summer plant shutdown.

    We generally receive payment for cars between 30 and 40 days after the car is shipped (or earlier when sales financing schemes are utilized by us or by our dealers) while we generally pay most suppliers between 60 and 90 days after we receive the raw materials, components or other parts or materials. Additionally, we also receive advance payments from our customers, mainly for our limited edition and Icona models. We maintain sufficient inventory of raw materials and components to ensure continuity of our production lines, however delivery of most raw materials and components takes place monthly or more frequently in order to minimize inventories. The manufacture of one of our cars typically takes between 30 and 45 days, depending on the level of automation of the relevant production line, and the car is generally shipped to our dealers three to six days following the completion of production, although we may warehouse cars in local markets for longer periods of time to ensure prompt deliveries in certain regions. As a result of the above, including the advances received from customers for certain car models, we tend to receive payment for cars shipped before we are required to make payments for the raw materials, components or other materials used in manufacturing the cars.

    Our investments for capital expenditure and research and development are, among other factors, influenced by the timing and number of new models launches. Our development costs, as well as our other investments in capital expenditure, generally peak in periods when we develop a significant number of new models to renew or expand our product range. Our research and development costs are also influenced by the timing of research costs for our Formula 1 activities, for which expenditure in a normal season is generally higher in the first and last quarters of the year, and otherwise depends on the evolution of the applicable Formula 1 technical regulations, as well as the number and cadence of races during the course of the racing season. We continue to make significant capital investments by prioritizing capital projects that are considered important for the continuing success of Ferrari and its future development, including the acquisition in 2020 and, to a lesser extent, in 2021, of tracts of land adjacent to our facilities in Maranello as part of our expansion plans.
    The payment of income taxes also affects our cash flows. Our tax expense and tax payments in 2021 and 2020 have benefited from, or will benefit from, applying the Patent Box tax regime for the period from 2020 to 2024 which recognizes the tax benefit in three equal annual installments, as well as the effects of deductions for eligible research and development costs and the Allowance for Corporate Equity (“ACE”, also known as Notional Interest Deduction - “NID”), in line with currently applicable tax regulations in Italy. We typically pay the first advance payment in the second quarter of the year and the remaining portion in the third and fourth quarters. See Note 12 “Income Tax Expense” to the Interim Condensed Consolidated Financial Statements for additional details related to the new Patent Box tax regime in Italy.

Cash Flows

    The following table summarizes the cash flows from/(used in) operating, investing and financing activities for the nine months ended September 30, 2021 and 2020. For additional details of our cash flows, see our Interim Condensed Consolidated Financial Statements included elsewhere in this Interim Report.

	For the nine months ended September 30,
	2021	2020
	(€ million)
Cash and cash equivalents at beginning of the period	1,362	898
Cash flows from operating activities	927	427
Cash flows used in investing activities	(504)	(464)
Cash flows (used in) /from financing activities	(519)	321
Translation exchange differences	7	(3)
Total change in cash and cash equivalents	(89)	281
Cash and cash equivalents at end of the period	1,273	1,179

For the nine months ended September 30, 2021 cash and cash equivalents held by the Group decreased by €89 million compared to an increase of €281 million for the nine months ended September 30, 2020. The difference in the net change in cash and cash equivalents for the nine months ended September 30, 2021 compared to the change in cash and cash equivalents for the nine months ended September 30, 2020 of €370 million was primarily attributable to:

(i)the full repayment of a bond for €501 million in January 2021 (including a principal amount of €500 million and interest of €1 million); and

(ii)proceeds of €640 million received in 2020 from the issuance of the 2025 Bond;

(iii)higher investments in intangible assets of €44 million, primarily related to externally acquired and internally generated development costs to support the development of our current and future product offering; and

(iv)higher share repurchases of €35 million (€165 million in the first nine months of 2021 compared to €130 million in the first nine months of 2020 as the share repurchase program was reactivated on March 11, 2021 following the decision to temporarily suspend the program on March 30, 2020 as a result of the COVID-19 pandemic).

partially offset by:

(i)an increase in EBITDA of €362 million;

(ii)net proceeds of €149 million from the issuance of the 2032 Notes;

(iii)€123 million change in cash flows from other operating assets and liabilities driven by the collection of advances on the 812 Competizione;

(iv)net proceeds from bank borrowings and other financial institutions of €122 million; and

(v)lower dividends paid to owners of the parent of €48 million (€160 million paid during the nine months ended September 30, 2021 compared to €208 million paid during the nine months ended September 30, 2020).

Please refer to the following discussion and to the Interim Consolidated Statement of Cash Flows included in the Interim Condensed Consolidated Financial Statements, included within this Interim Report, for additional details.

    Operating Activities - Nine Months Ended September 30, 2021

    Our cash flows from operating activities for the nine months ended September 30, 2021 were €927 million, primarily the result of:

(i)profit before taxes of €781 million adjusted for €323 million for depreciation and amortization expense, €29 million of net finance costs and net other non-cash expenses of €44 million (including provisions accrued and result from investments); and

(ii)€50 million of cash from the change in other operating assets and liabilities;

partially offset by:

(iii)€123 million of cash absorbed from the net change in inventories, trade receivables and trade payables, primarily attributable to higher inventories for €57 million, higher trade receivables for €40 million, and higher trade payables for €26 million;

(iv) €99 million related to cash absorbed by receivables from financing activities driven by an increase in the portfolio;

(v)€29 million of net finance costs paid; and

(vi)€49 million of income taxes paid.

    Operating Activities - Nine Months Ended September 30, 2020

    Our cash flows from operating activities for the nine months ended September 30, 2020 were €427 million, primarily the result of:

(i)profit before taxes of €427 million adjusted for €306 million for depreciation and amortization expense, €38 million of net finance costs and net other non-cash expenses of €41 million (including net gains on disposals of property, plant and equipment, provisions accrued and result from investments).

partially offset by:

(ii)€192 million related to cash absorbed from the net change in inventories, trade receivables and trade payables, consisting of cash absorbed by trade payables of €71 million, trade receivables of €65 million and inventories of €56 million, driven by the build up of raw materials;

(iii)€76 million of cash absorbed related to the net change in other operating assets and liabilities, primarily attributable to reversals of advances received for the Ferrari Monza SP1 and SP2, as well as early payments for commercial incentives due to our dealer network;

(iv)€51 million related to cash absorbed from receivables from financing activities driven by an increase in asset-backed financing (securitizations) of the receivables generated by our financial services activities in the United States;

(v)€39 million of net finance costs paid; and

(vi) €27 million of income taxes paid.

    Investing Activities - Nine Months Ended September 30, 2021
    For the nine months ended September 30, 2021 our net cash used in investing activities was €504 million, primarily the result of: (i) €280 million for additions to intangible assets, mainly related to externally acquired and internally generated development costs, and (ii) €227 million of capital expenditures additions to property, plant and equipment, partially offset by proceeds from disposals. For a detailed analysis of additions to property, plant and equipment and intangible assets see “Capital Expenditures.”

    Investing Activities - Nine Months Ended September 30, 2020

    For the nine months ended September 30, 2020 our net cash used in investing activities was €464 million, primarily the result of : (i) €235 million for additions to intangible assets, mainly related to externally acquired and internally generated development costs, and (ii) €230 million of capital expenditures additions to property, plant and equipment, mainly related to plant and machinery for new models, partially offset by proceeds from disposals. For a detailed analysis of additions to property, plant and equipment and intangible assets see “Capital Expenditures.”

    Financing Activities - Nine Months Ended September 30, 2021

    For the nine months ended September 30, 2021, net cash used in financing activities was €519 million, primarily the result of:

(i)€500 million for the full repayment of a bond upon maturity in January 2021;

(ii)€165 million to repurchase common shares under the Company’s share repurchase program (including the Sell to Cover practice under the equity incentive plans);

(iii)€161 million of dividends paid, of which 1 million was to non-controlling interests;

(iv)€15 million related to the net change in other debt; and

(v)€13 million in repayments of lease liabilities;
partially offset by:

(i)€149 million of proceeds from the issuance of the 2032 Notes in July 2021;

(ii)€122 million of net change in bank borrowings and other financial institutions; and

(iii) €64 million of proceeds net of repayments related to our revolving securitization programs in the United States.

    Financing Activities - Nine Months Ended September 30, 2020

    For the nine months ended September 30, 2020 net cash from financing activities was €321 million, primarily the result of:

(i)    €640 million of proceeds from the issuance of a bond in May 2020;

(ii)    €34 million of proceeds net of repayments related to our revolving securitization programs in the U.S.; and

(iii)    €3 million related to the net change in other debt.

partially offset by:

(i)    €211 million of dividends paid, of which €3 million was to non-controlling interests;

(ii)    €130 million paid to repurchase common shares under the Company’s share repurchase program;

(iii)     €14 million in repayments of lease liabilities; and

(iv)     €1 million related to the net change in bank borrowings.

Capital Expenditures

    Capital expenditures are defined as additions to property, plant and equipment (including right-of-use assets recognized in accordance with IFRS 16 — Leases) and intangible assets. Capital expenditures for the nine months ended September 30, 2021 and 2020 were €516 million and €490 million, respectively.

    The following table sets forth a breakdown of capital expenditures by category for each of the nine months ended September 30, 2021 and 2020:

	For the nine months ended September 30,
	2021	2020
	(€ million)
Intangible assets
Externally acquired and internally generated development costs	264	222
Patents, concessions and licenses	6	8
Other intangible assets	10	5
Total intangible assets	280	235
Property, plant and equipment
Industrial buildings	25	24
Plant, machinery and equipment	46	76
Other assets	11	12
Advances and assets under construction	154	143
Total property, plant and equipment	236	255
Total capital expenditures	516	490

Intangible assets

    Our total capital expenditures in intangible assets were €280 million for the nine months ended September 30, 2021 (€235 million for the nine months ended September 30, 2020).

    The most significant investments relate to externally acquired and internally generated development costs. In particular, we make such investments to support the development of our current and future product offering. The capitalized development costs primarily include materials and personnel costs relating to engineering, design and development activities focused on content enhancement of existing cars and new models, including to broaden our product range and our ongoing investments in hybrid and electric technology and the development of components, which are necessary to provide continuing performance upgrades to our sports car customers and to help us capture the preferences of the urban, affluent purchasers of GT cars whom we are increasingly targeting. to transition our product portfolio to hybrid technology. We constantly invest in product development to ensure we can quickly and efficiently respond to market demand and/or technological breakthroughs and in order to maintain our position at the top of the luxury performance sports cars market.

    For the nine months ended September 30, 2021 we invested €264 million in externally acquired and internally generated development costs, of which €160 million related to the development of models to be launched in future years and €104 million primarily related to the development of our current product portfolio and components.

    For the nine months ended September 30, 2020 we invested €222 million in externally acquired and internally generated development costs, of which €163 million primarily related to the development of models to be launched in future years and, to a much lesser extent, to investments required for new technical regulations applicable for the 2022 to 2025 Formula 1 seasons, and €59 million related to the development of our current product portfolio and car components.

Property, plant and equipment

    Our total capital expenditures in property, plant and equipment were €236 million and €255 million for the nine months ended September 30, 2021 and 2020, respectively.

    Our most significant investments generally relate to plant, machinery and equipment, which amounted to €46 million and €76 million for the nine months ended September 30, 2021 and 2020, respectively, as well as advances and assets under construction, which amounted to €154 million and €143 million for the nine months ended September 30, 2021 and 2020 respectively. Our main investments primarily related to industrial tools needed for the production of cars and investments in car production lines (including those for models to be launched in future years), as well as investments related to our personalization programs and engine assembly lines. The increase in advances and assets under construction reflects our focus on the hybridization and broadening of our product range and supporting future model launches, as well as our acquisition of tracts of land adjacent to our facilities in Maranello as part of our expansion plans (including €60 million in the first quarter of 2020).

    At September 30, 2021, the Group had contractual commitments for the purchase of property, plant and equipment amounting to €118 million (€101 million at December 31, 2020).

Non-GAAP Financial Measures
We monitor and evaluate our operating and financial performance using several non-GAAP financial measures including: Net Debt, Net Industrial Debt, Free Cash Flow, Free Cash Flow from Industrial Activities, EBITDA, Adjusted EBITDA, Adjusted EBIT, Adjusted Net Profit, Adjusted Basic and Diluted Earnings per Common Share, as well as a number of financial metrics measured on a constant currency basis. We believe that these non-GAAP financial measures provide useful and relevant information regarding our performance and improve our ability to assess our financial performance and financial position. They also provide us with comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to other similarly titled measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

Net Debt and Net Industrial Debt

Due to different sources of cash flows used for the repayment of debt between industrial activities and financial services activities, and the different business structure and leverage implications, Net Industrial Debt, together with Net Debt, are the primary measures used by us to analyze our capital structure and financial leverage. We believe the presentation of Net Industrial Debt aids management and investors in their analysis of the Group’s financial position and financial performance and to compare the Group’s financial position and financial performance with that of other companies. Net Industrial Debt is defined as total debt less cash and cash equivalents (Net Debt), further adjusted to exclude the debt and cash and cash equivalents related to our financial services activities (Net Debt of Financial Services Activities). Net Debt and Net Industrial Debt are non-GAAP financial measures. See “—Non-IFRS Financial Measures” below for important information relating to non-GAAP financial measures.

    The following table sets forth a reconciliation of Net Debt and Net Industrial Debt at September 30, 2021 and December 31, 2020.

	At September 30, 2021	At December 31, 2020
	(€ million)
Cash and cash equivalents	1,273	1,362
Total liquidity	1,273	1,362
Bonds and notes	(1,481)	(1,835)
Asset-backed financing (Securitizations)	(873)	(761)
Lease liabilities	(59)	(62)
Borrowings from banks and other financial institutions	(154)	(29)
Other debt	(24)	(38)
Total Debt	(2,591)	(2,725)
Net Debt (A)	(1,318)	(1,363)
Net Debt of Financial Services Activities (B)	(950)	(820)
Net Industrial Debt (A-B)	(368)	(543)

    On July 29, 2021, the Company issued 0.91 percent senior notes due January 2032 (“2032 Notes”) through a private placement to certain US institutional investors, having a principal of €150 million. The net proceeds from the issuance amounted to €149,495 thousand, and the yield to maturity, on an annual basis, equals the nominal coupon rates of the Notes. The Notes are primarily used for general corporate purposes, including the funding of capital expenditures.

For further details on total debt, see Note 23 “Debt” to the Interim Condensed Consolidated Financial Statements included elsewhere in this document.

The increase in the Net Debt of Financial Services Activities (as defined above) of €130 million, from €820 million at December 31, 2020, to €950 million at September 30, 2021, relates primarily to the increase in asset-backed financing (securitizations) of the receivables generated by our financial services activities in the United States, which grew by €156 million, from €940 million at December 31, 2020 to €1,096 million at September 30, 2021.

The following table presents our receivables from financing activities and our Net Debt of Financial Services Activities at September 30, 2021 and December 31, 2020:

	At September 30, 2021	At December 31, 2020
	(€ million)
Receivables from financing activities	1,096	940
Net Debt of Financial Services Activities	(950)	(820)

For further details of our receivables from financing activities and our asset-backed financing (securitizations), see Note 18 “Current Receivables and Other Current Assets” and Note 23 “Debt” to the Interim Consolidated Financial Statements included elsewhere in this document.

Cash and cash equivalents

    Cash and cash equivalents amounted to €1,273 million at September 30, 2021 compared to €1,362 million at December 31, 2020.

    Approximately 86 percent of our cash and cash equivalents were denominated in Euro at September 30, 2021 (approximately 88 percent at December 31, 2020). Our cash and cash equivalents denominated in currencies other than the Euro are available mostly to Ferrari S.p.A. and certain subsidiaries which operate in areas other than Europe. Cash held in such countries may be subject to transfer restrictions depending on the jurisdictions in which these subsidiaries operate. In particular, cash held in China (including in foreign currencies), which amounted to €70 million at September 30, 2021 (€56 million at December 31, 2020), is subject to certain repatriation restrictions and may only be repatriated as a repayment of payables or debt, or as dividends or capital distributions. We do not currently believe that such transfer restrictions have an adverse impact on our ability to meet our liquidity requirements.

    The following table sets forth an analysis of the currencies in which our cash and cash equivalents were denominated at the dates presented.

	At September 30, 2021	At December 31, 2020
	(€ million)
Euro	1,096	1,203
U.S. Dollar	69	76
Chinese Yuan	69	51
Japanese Yen	16	13
Other currencies	23	19
Total	1,273	1,362
    Cash collected from the settlement of receivables under securitization programs is subject to certain restrictions regarding its use and is primarily applied to repay principal and interest of the related funding. Such cash amounted to €44 million at September 30, 2021 (€37 million at December 31, 2020).

    Total available liquidity

    Total available liquidity (defined as cash and cash equivalents plus undrawn committed credit lines) at September 30, 2021 was €2,040 million (€2,062 million at December 31, 2020).

    The following table summarizes our total available liquidity:

	At September 30, 2021	At December 31, 2020
	(€ million)
Cash and cash equivalents	1,273	1,362
Undrawn committed credit lines	767	700
Total available liquidity	2,040	2,062

    The undrawn committed credit lines at September 30, 2021 and at December 31, 2020 relate to revolving credit facilities. For further details, see Note 23 “Debt” in the Interim Consolidated Financial Statements included elsewhere in this document.

To preventively and prudently manage potential liquidity or refinancing risks as a result of the COVID-19 pandemic, in April 2020 the Group increased its undrawn committed credit lines by securing an additional amount of €350 million, doubling the total committed credit lines available and undrawn to €700 million. In March 2021 the Group cancelled a credit line of €100 million and simultaneously replaced it with a new credit line for €150 million with a tenor of 23 months. In April 2021, the Group replaced an uncommitted credit line of $50 million, which was terminated, with a new committed credit line for $100 million with a tenor of 24 months bearing interest at LIBOR plus 75 basis points. The new credit line is intended to replace the funding previously provided by one of securitization programs in the US for funding of up to $110 million that expired in April 2021 and was interest-bearing at LIBOR plus 115 basis points. At September 30, 2021 the line had been drawn down for $80 million (€69 million) resulting in total committed credit lines available and undrawn of €767 million (€700 million at December 31, 2020).

Free Cash Flow and Free Cash Flow from Industrial Activities
    Free Cash Flow and Free Cash Flow from Industrial Activities are two of our primary key performance indicators to measure the Group’s performance. These measures are presented by management to aid investors in their analysis of the Group’s financial performance and to compare the Group’s financial performance with that of other companies. Free Cash Flow is defined as cash flows from operating activities less investments in property, plant and equipment (excluding right-of use assets recognized during the period in accordance with IFRS 16 - Leases) and intangible assets. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted to exclude the operating cash flow from our financial services activities (Free Cash Flow from Financial Services Activities). Free Cash Flow and Free Cash Flow from Industrial Activities are non-GAAP financial measures. See “—Non-IFRS Financial Measures” below for important information relating to non-GAAP financial measures.

    The following table sets forth our Free Cash Flow and Free Cash Flow from Industrial Activities for the nine months ended September 30, 2021 and 2020.

	For the nine months ended September 30,
	2021	2020
	(€ million)
Cash flows from operating activities	927	427
Investments in property, plant and equipment and intangible assets	(506)	(465)
Free Cash Flow	421	(38)
Free Cash Flow from Financial Services Activities	(81)	(29)
Free Cash Flow from Industrial Activities	502	(9)

    Free Cash Flow for the nine months ended September 30, 2021 was positive €421 million, a change of €459 million compared to negative €38 million for the nine months ended September 30, 2020. For an explanation of the drivers in Free Cash Flow see “Cash Flows” above.

Free Cash Flow from Industrial Activities for the nine months ended September 30, 2021 was positive €502 million, a change of €511 million compared to negative €9 million for the nine months ended September 30, 2020. The increase in Free Cash Flow from Industrial Activities was primarily attributable to an increase in EBITDA of €362 million in 2021 compared to the corresponding period in 2020 and €123 million from the change in cash flows from other operating assets and liabilities driven by the collection of advances for the 812 Competizione, partially offset by higher investments in intangible assets of €44 million, primarily related to externally acquired and internally generated development costs to support the development of our current and future product offering.

EBITDA and Adjusted EBITDA
    EBITDA is defined as net profit before income tax expense, net financial expenses and amortization and depreciation. Adjusted EBITDA is defined as EBITDA as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities. EBITDA is presented by management to aid investors in their analysis of the performance of the Group and to assist investors in the comparison of the Group’s performance with that of other companies. Adjusted EBITDA is provided in order to present how the underlying business has performed prior to the impact of the adjusting items, which may obscure the underlying performance and impair comparability of results between periods.
    The following table sets forth the calculation of EBITDA and Adjusted EBITDA for the three and nine months ended September 30, 2021 and 2020, and provides a reconciliation of these non-GAAP measures to net profit. There were no adjustments impacting Adjusted EBITDA for the periods presented.

	For the three months ended September 30,		For the nine months ended September 30,
	2021	2020	2021	2020
	(€ million)
Net profit	207	171	619	346
Income tax expense	53	37	162	81
Net financial expenses	10	14	29	38
EBIT	270	222	810	465
Amortization and depreciation	101	108	323	306
EBITDA and Adjusted EBITDA	371	330	1,133	771
Adjusted EBIT
    Adjusted EBIT represents EBIT as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities. We provide Adjusted EBIT in order to present how the underlying business has performed prior to the impact of any adjusting items, which may obscure the underlying performance and impair comparability of results between the periods.
    The following table sets forth the calculation of Adjusted EBIT for the three and nine months ended September 30, 2021 and 2020. There were no adjustments impacting Adjusted EBIT for the periods presented.

	For the three months ended September 30,		For the nine months ended September 30,
	2021	2020	2021	2020
	(€ million)
EBIT and Adjusted EBIT	270	222	810	465
Adjusted Net Profit
    Adjusted Net Profit represents net profit as adjusted for certain income and costs (net of tax effects) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities. We provide Adjusted Net Profit in order to present how the underlying business has performed prior to the impact of any adjusting items, which may obscure the underlying performance and impair comparability of results between the periods.
    The following table sets forth the calculation of Adjusted Net Profit for the three and nine months ended September 30, 2021 and 2020. There were no adjustments impacting Adjusted Net Profit for the periods presented.

	For the three months ended September 30,		For the nine months ended September 30,
	2021	2020	2021	2020
	(€ million)
Net profit and Adjusted Net Profit	207	171	619	346
Adjusted Basic and Diluted Earnings per Common Share
Adjusted Basic and Diluted Earnings per Common Share represents earnings per share, as adjusted for certain income and costs (net of tax effects) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities. We provide Adjusted Basic and Diluted Earnings per Common Share in order to present how the underlying business has performed prior to the impact of any adjusting items, which may obscure the underlying performance and impair comparability of results between the periods.

    The following table sets forth the calculation of Adjusted Basic and Diluted Earnings per Common Share for the three and nine months ended September 30, 2021 and 2020. There were no adjustments impacting Adjusted Basic and Diluted Earnings per Common Share for the periods presented.

		For the three months ended September 30,		For the nine months ended September 30,
		2021	2020	2021	2020
Net profit attributable to owners of the Company	€ million	206	171	617	346
Adjusted net profit attributable to owners of the Company	€ million	206	171	617	346
Weighted average number of common shares for basic earnings per common share	thousand	184,317	184,748	184,601	184,825
Adjusted basic earnings per common share		€1.12	0.92	3.34	1.87
Weighted average number of common shares(1) for diluted earnings per common share	thousand	184,617	185,344	184,901	185,422
Adjusted diluted earnings per common share		€1.11	0.92	3.33	1.86

(1)    For the three and nine months ended September 30, 2021 and 2020 the weighted average number of common shares for diluted earnings per common share was increased to take into consideration the theoretical effect of the potential common shares that would be issued under the Group’s equity incentive plans (assuming 100 percent of the target awards vested).

Constant Currency Information

    The “Results of Operations” discussion below includes information about our net revenues on a constant currency basis, which excludes the effects of foreign currency translation from our subsidiaries with functional currencies other than Euro, as well as the effects of foreign currency transaction impact and foreign currency hedging. We use this information to assess how the underlying revenues changed independent of fluctuations in foreign currency exchange rates and hedging. We calculate constant currency by (i) applying the prior-period average foreign currency exchange rates to translate current period revenues of foreign subsidiaries expressed in local functional currency other than Euro, (ii) applying the prior-period average foreign currency exchange rates to current period revenues originated in a currency other than the functional currency of the applicable entity, and (iii) eliminating the variances of any foreign currency hedging (see Note 5 “Other Information” to the Interim Condensed Consolidated Financial Statements, included in this Interim Report, for information on the foreign currency exchange rates applied). Although we do not believe that these measures are a substitute for GAAP measures, we do believe that revenues excluding the impact of currency fluctuations and the impacts of hedging provide additional useful information to investors regarding the operating performance on a local currency basis.

Risk Factors

We face a variety of risks and uncertainties in our business. For a description of these risks and uncertainties please see “Risk Factors” in the Group’s Annual Report and Form 20-F for the year ended December 31, 2020 filed with the AFM and the SEC on February 26, 2021. All such risks factors should be read in conjunction with this Interim Report. Additional risks and uncertainties that we are unaware of, or that we currently believe to be immaterial, may also become important factors that affect us.

Outlook

Upgraded 2021 guidance, subject to trading conditions unaffected by COVID-19 pandemic restrictions and the following assumptions:

•Core business sustained by volume and mix
•Revenues from Formula 1 racing activities based on targeted calendar and reflecting lower 2020 ranking versus prior year
•Brand-related activities dealing with COVID-19 challenges
•Operational and marketing costs gradually resuming
•Improved net working capital sustaining industrial free cash flow thanks to the advances on the new special series and lower payments in connection with the cadence planned for our spending

(€B, unless otherwise stated)	2019A	2020A	2021 GUIDANCE
NET REVENUES	3.8	3.5	≤ 4.3
ADJUSTED EBITDA (margin %)	1.27 33.7%	1.1 33%	~ 1.52 ~ 35.6%
ADJUSTED EBIT (margin %)	0.9 24.4%	0.7 20.7%	~ 1.05 ~ 24.6%
ADJUSTED DILUTED EPS (€)	3.71	2.88(1)	~ 4.30(2)
INDUSTRIAL FCF	0.7	0.2	> 0.55
____________________________
(1)Net of a tax benefit, with no cash impact on 2020, from the one-off partial step-up of the trademark’s book value in accordance with the Italian tax regulations.
(2)Calculating using the weighted average diluted number of common shares as of December 31, 2020 (185,379 thousand).

FERRARI N.V.
INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT AND FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

FERRARI N.V.
INTERIM CONSOLIDATED INCOME STATEMENT
for the three and nine months ended September 30, 2021 and 2020
(Unaudited)

		For the three months ended September 30,		For the nine months ended September 30,
	Note	2021	2020	2021	2020
		(€ thousand)
Net revenues	6	1,053,225	887,970	3,098,893	2,390,980
Cost of sales	7	524,178	425,577	1,505,733	1,175,629
Selling, general and administrative costs	8	82,340	76,745	234,934	233,853
Research and development costs	9	170,843	157,372	539,466	504,780
Other expenses/(income), net	10	7,066	7,341	13,019	14,848
Result from investments		1,569	1,096	4,750	3,554
EBIT		270,367	222,031	810,491	465,424
Net financial expenses	11	10,504	13,392	29,446	37,785
Profit before taxes		259,863	208,639	781,045	427,639
Income tax expense	12	53,009	37,451	162,457	81,251
Net profit		206,854	171,188	618,588	346,388
Net profit attributable to:
Owners of the parent		205,778	170,750	616,512	345,697
Non-controlling interests		1,076	438	2,076	691

Basic earnings per common share (in €)	13	1.12	0.92	3.34	1.87
Diluted earnings per common share (in €)	13	1.11	0.92	3.33	1.86

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the three and nine months ended September 30, 2021 and 2020
(Unaudited)

		For the three months ended September 30,		For the nine months ended September 30,
	Note	2021	2020	2021	2020
		(€ thousand)
Net profit		206,854	171,188	618,588	346,388
(Losses)/Gains on cash flow hedging instruments	20	(18,456)	12,109	(57,719)	34,142
Exchange differences on translating foreign operations	20	5,009	(6,702)	10,158	(7,896)
Related tax impact	20	5,134	(3,409)	16,122	(9,663)
Total other comprehensive (loss)/income, net of tax (all of which may be reclassified to the consolidated income statement in subsequent periods)		(8,313)	1,998	(31,439)	16,583
Total comprehensive income		198,541	173,186	587,149	362,971
Total comprehensive income attributable to:
Owners of the parent		197,342	172,742	584,776	362,363
Non-controlling interests		1,199	444	2,373	608

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at September 30, 2021 and at December 31, 2020
(Unaudited)

	Note	At September 30, 2021	At December 31, 2020
		(€ thousand)
Assets
Goodwill		785,182	785,182
Intangible assets	14	1,103,381	979,290
Property, plant and equipment	15	1,294,626	1,226,630
Investments and other financial assets	16	49,019	42,841
Deferred tax assets		163,021	152,221
Total non-current assets		3,395,229	3,186,164
Inventories	17	513,299	460,617
Trade receivables	18	226,215	184,260
Receivables from financing activities	18	1,095,897	939,607
Current tax receivables	18	7,347	12,438
Other current assets	18	93,994	76,471
Current financial assets	19	7,988	40,084
Cash and cash equivalents		1,273,119	1,362,406
Total current assets		3,217,859	3,075,883
Total assets		6,613,088	6,262,047

Equity and liabilities
Equity attributable to owners of the parent		2,055,693	1,785,186
Non-controlling interests		5,037	4,018
Total equity	20	2,060,730	1,789,204

Employee benefits		83,264	59,985
Provisions	22	156,802	155,335
Deferred tax liabilities		95,928	113,474
Debt	23	2,591,327	2,724,745
Other liabilities	24	778,047	687,462
Other financial liabilities	19	27,873	2,140
Trade payables	25	693,945	713,807
Current tax payables		125,172	15,895
Total equity and liabilities		6,613,088	6,262,047

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
for the nine months ended September 30, 2021 and 2020
(Unaudited)

	For the nine months ended September 30,
	2021	2020
	(€ thousand)
Cash and cash equivalents at beginning of the period	1,362,406	897,946
Cash flows from operating activities
Profit before taxes	781,045	427,639
Amortization and depreciation	323,258	306,352
Provision accruals	27,541	16,564
Result from investments	(4,750)	(3,554)
Net finance costs	29,446	37,785
Other non-cash expenses, net	21,015	27,101
Change in inventories	(56,877)	(56,326)
Change in trade receivables	(40,443)	(64,873)
Change in trade payables	(25,571)	(71,380)
Change in receivables from financing activities	(99,461)	(50,867)
Change in other operating assets and liabilities	49,582	(75,682)
Finance income received	1,178	1,651
Finance costs paid	(29,925)	(40,426)
Income tax paid	(48,942)	(26,829)
Total cash flows from operating activities	927,096	427,155

Cash flows used in investing activities:
Investments in property, plant and equipment	(226,769)	(229,992)
Investments in intangible assets	(279,359)	(234,869)
Proceeds from the sale of property, plant and equipment and intangible assets	1,579	732
Total cash flows used in investing activities	(504,549)	(464,129)

Cash flows (used in)/from financing activities
Repayment of bonds and notes	(500,000)	—
Proceeds from bonds and notes	149,495	640,073
Net change in bank borrowings and other financial institutions	122,344	(1,740)
Proceeds from securitizations net of repayments	64,287	34,225
Repayments in lease liabilities	(13,289)	(14,158)
Net change in other debt	(15,243)	3,239
Dividends paid to owners of the parent	(159,745)	(208,131)
Dividends paid to non-controlling interest	(1,355)	(2,929)
Share repurchases	(165,153)	(129,793)
Total (used in)/from financing activities	(518,659)	320,786
Translation exchange differences	6,825	(3,142)
Total change in cash and cash equivalents	(89,287)	280,670
Cash and cash equivalents at end of the period	1,273,119	1,178,616

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the nine months ended September 30, 2021 and 2020
(Unaudited)

	Share capital	Retained earnings and other reserves	Cash flow hedge reserve	Currency translation differences	Remeasurement of defined benefit plans	Equity attributable to owners of the parent	Non-controlling interests	Total
	(€ thousand)
At December 31, 2019	2,573	1,452,720	(4,654)	40,391	(9,740)	1,481,290	5,998	1,487,288
Net profit	—	345,697	—	—	—	345,697	691	346,388
Other comprehensive (loss)/income	—	—	24,479	(7,813)	—	16,666	(83)	16,583
Dividends	—	(208,765)	—	—	—	(208,765)	(2,929)	(211,694)
Share-based compensation	—	12,251	—	—	—	12,251	—	12,251
Share repurchases	—	(129,793)	—	—	—	(129,793)	—	(129,793)
At September 30, 2020	2,573	1,472,110	19,825	32,578	(9,740)	1,517,346	3,677	1,521,023

	Share capital	Retained earnings and other reserves	Cash flow hedge reserve	Currency translation differences	Remeasurement of defined benefit plans	Equity attributable to owners of the parent	Non-controlling interests	Total
	(€ thousand)
At December 31, 2020	2,573	1,739,380	24,164	28,774	(9,705)	1,785,186	4,018	1,789,204
Net profit	—	616,512	—	—	—	616,512	2,076	618,588
Other comprehensive (loss)/income	—	—	(41,597)	9,861	—	(31,736)	297	(31,439)
Dividends	—	(160,272)	—	—	—	(160,272)	(1,354)	(161,626)
Share-based compensation	—	11,156	—	—	—	11,156	—	11,156
Share repurchases	—	(165,153)	—	—	—	(165,153)	—	(165,153)
At September 30, 2021	2,573	2,041,623	(17,433)	38,635	(9,705)	2,055,693	5,037	2,060,730

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. BACKGROUND AND BASIS OF PRESENTATION

Background

    Ferrari is among the world’s leading luxury brands. The activities of Ferrari N.V. (herein referred to as “Ferrari” or the “Company” and together with its subsidiaries the “Group”) and its subsidiaries are focused on the design, engineering, production and sale of luxury performance sports cars. The cars are designed, engineered and produced in Maranello and Modena, Italy and sold in more than 60 markets worldwide through a network of 172 authorized dealers operating 192 points of sale. The Ferrari brand is licensed to a selected number of producers and retailers of luxury and lifestyle goods, with Ferrari branded merchandise also sold through a network of 16 Ferrari-owned stores and 17 franchised stores (including 15 Ferrari Store Junior), as well as on the Group’s website. To facilitate the sale of new and pre-owned cars, the Group provides various forms of financing to clients and dealers, including through cooperation and other agreements. Ferrari also participates in the Formula 1 World Championship through Scuderia Ferrari. The activities of Scuderia Ferrari are a core element of Ferrari marketing and promotional activities and an important source of innovation to support the technological advancement of Ferrari range models.

2. AUTHORIZATION OF INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND COMPLIANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

    These Interim Condensed Consolidated Financial Statements of Ferrari N.V. were authorized for issuance on November 2, 2021, and have been prepared in accordance with IAS 34 — Interim Financial Reporting. The Interim Condensed Consolidated Financial Statements should be read in conjunction with the Group’s consolidated financial statements at and for the year ended December 31, 2020 (the “Consolidated Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and IFRS as endorsed by the European Union. There are no material effects on these Interim Condensed Consolidated Financial Statements resulting from differences between IFRS as issued by the IASB and IFRS as endorsed by the European Union. The designation IFRS also includes International Accounting Standards (“IAS”) as well as all the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC” and “SIC”). The accounting policies adopted are consistent with those used at December 31, 2020, except as described in the section “New standards and amendments effective from January 1, 2021”.

3. BASIS OF PREPARATION FOR INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

    The preparation of the Interim Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities as well as the disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of these Interim Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. Reference should be made to the section “Use of estimates” in the Consolidated Financial Statements for a detailed description of the most significant valuation procedures used by the Group.

    Moreover, in accordance with IAS 34, certain valuation procedures, in particular those of a more complex nature regarding matters such as any impairment of non-current assets, are only carried out in full during the preparation of the annual consolidated financial statements, as required by IFRS, except in the event that there are indications of impairment, in which case an immediate assessment is required. Similarly, the actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual consolidated financial statements, except in the event of significant market fluctuations or significant plan amendments, curtailments or settlements.

New standards and amendments effective from January 1, 2021
    The following new standards and amendments effective from January 1, 2021 were adopted by the Group.
The Group adopted a package of amendments to IFRS 9 — Financial Instruments, IAS 39 — Financial Instruments: Recognition and Measurement, IFRS 7 — Financial Instruments: Disclosures, IFRS 4 — Insurance Contracts and IFRS 16 — Leases in response to the reform of inter-bank offered rates (IBOR) and other interest rate benchmarks. The amendments aim at helping companies to provide investors with useful information about the effects of the reform on those companies’ financial statements. These amendments focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform. The new amendments relate to:

•changes to contractual cash flows – a company is not be required to derecognize or adjust the carrying amount of financial instruments for changes required by the interest rate benchmark reform, but will instead update the effective interest rate to reflect the change to the alternative benchmark rate;
•hedge accounting – a company does not have to discontinue its hedge accounting solely because it makes changes required by the interest rate benchmark reform if the hedge meets other hedge accounting criteria; and
•disclosures – a company is required to disclose information about new risks that arise from the interest rate benchmark reform and how the company manages the transition to alternative benchmark rates.

There was no effect from the adoption of these amendments.

The Group adopted the amendments to IFRS 4 — Insurance Contracts which deferred the expiry date of the temporary exemption from applying IFRS 9 to annual periods beginning on or after January 1, 2021. There was no effect from the adoption of these amendments.

New standards, amendments and interpretations not yet effective

    The standards, amendments and interpretations issued by the IASB that will have mandatory application in 2022 or subsequent years are listed below:

In May 2017 the IASB issued IFRS 17 — Insurance Contracts, which establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts issued as well as guidance relating to reinsurance contracts held and investment contracts with discretionary participation features issued. In June 2020 the IASB issued amendments to IFRS 17 aimed at helping companies implement IFRS 17 and make it easier for companies to explain their financial performance. The new standard and amendments are effective on or after January 1, 2023. The Group does not expect any material impact from the adoption of these amendments.

In January 2020 the IASB issued amendments to IAS 1 — Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current to clarify how to classify debt and other liabilities as current or non-current, and in particular how to classify liabilities with an uncertain settlement date and liabilities that may be settled by converting to equity. These amendments are effective on or after January 1, 2023. The Group does not expect any material impact from the adoption of these amendments.

In May 2020 the IASB issued amendments to IFRS 3 — Business combinations to update a reference in IFRS 3 to the Conceptual Framework for Financial Reporting without changing the accounting requirements for business combinations. These amendments are effective on or after January 1, 2022. The Group does not expect any material impact from the adoption of these amendments.

In May 2020 the IASB issued amendments to IAS 16 — Property, Plant and Equipment. The amendments prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company should recognize such sales proceeds and the related cost in the income statement. These amendments are effective on or after January 1, 2022. The Group does not expect any material impact from the adoption of these amendments.

In May 2020 the IASB issued amendments to IAS 37 — Provisions, Contingent Liabilities and Contingent Assets, which specify which costs a company includes when assessing whether a contract will be loss-making. These amendments are effective on or after January 1, 2022. The Group does not expect any material impact from the adoption of these amendments.

In May 2020 the IASB issued Annual Improvements to IFRSs 2018 - 2020 Cycle. The improvements have amended four standards with effective date January 1, 2022: i) IFRS 1 — First-time Adoption of International Financial Reporting Standards in relation to allowing a subsidiary to measure cumulative translation differences using amounts reported by its parent, ii) IFRS 9 — Financial Instruments in relation to which fees an entity includes when applying the ‘10 percent’ test for derecognition of financial liabilities, iii) IAS 41 — Agriculture in relation to the exclusion of taxation cash flows when measuring the fair value of a biological asset, and iv) IFRS 16 — Leases in relation to an illustrative example of reimbursement for leasehold improvements. The Group does not expect any material impact from the adoption of these amendments.

In February 2021 the IASB issued amendments to IAS 1 — Presentation of Financial Statements and IFRS Practice
Statement 2: Disclosure of Accounting policies which require companies to disclose their material accounting policy information rather than their significant accounting policies and provide guidance on how to apply the concept of materiality to accounting policy disclosures. These amendments are effective on or after January 1, 2023. The Group does not expect any material impact from the adoption of these amendments.

In February 2021 the IASB issued amendments to IAS 8 — Accounting Policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates which clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. These amendments are effective on or after January 1, 2023. The Group does not expect any material impact from the adoption of these amendments.

In May 2021 the IASB issued amendments to IAS 12 — Income Taxes: Deferred Tax related to Assets and Liabilities Arising From a Single Transaction that clarify how companies account for deferred tax on transactions such as leases and decommissioning obligations. These amendments are effective on or after January 1, 2023. The Group does not expect any material impact from the adoption of these amendments.

Scope of consolidation

    There were no changes in the scope of consolidation for the periods presented in these Interim Report.

4. FINANCIAL RISK FACTORS

    The Group is exposed to various operational financial risks, including financial market risk (relating mainly to foreign currency exchange rates and, to a lesser extent, interest rates and commodity prices), credit risk and liquidity risk. The
Interim Condensed Consolidated Financial Statements do not include all of the information and disclosures on financial risk management required in the annual consolidated financial statements. For a detailed description of the financial risk factors and financial risk management of the Group, reference should be made to Note 30 “Qualitative and Quantitative Information on Financial Risks” of the Consolidated Financial Statements at and for the year ended December 31, 2020.

Although there were no significant impacts from the coronavirus COVID-19 (“COVID-19”) pandemic on the Group’s financial risks or risk management procedures in the periods presented by the these Interim Condensed Consolidated Financial Statements, management is continuously monitoring the evolution of COVID-19 as information becomes available and any effects on the financial position and results of operations of the Group.

To preventively and prudently manage potential liquidity or refinancing risks in the foreseeable future, the Group has increased its total available liquidity since the start of the COVID-19 pandemic, mainly through securing undrawn committed credit lines (an additional amount of €350 million was secured in April 2020, doubling the total committed credit lines available and undrawn to €700 million) and the issuance of a bond for a principal amount of €650 million in May 2020. In January 2021 the Company fully repaid, upon maturity, a bond with a principal amount outstanding of €500 million for a total consideration of €501 million, including accrued interest. In March 2021 the Group cancelled a credit line of €100 million and simultaneously replaced it with a new credit line for €150 million with a tenor of 23 months. In April 2021, the Group replaced an uncommitted credit line of $50 million, which was terminated, with a new committed credit line for $100 million with a tenor of 24 months bearing interest at LIBOR plus 75 basis points. The new credit line is intended to replace the funding previously provided by one of securitization programs in the US for funding of up to $110 million that expired in

April 2021 and was interest-bearing at LIBOR plus 115 basis points. At September 30, 2021 and December 31, 2020 the total committed credit lines available and undrawn amounted to €767 million and €700 million, respectively.

5. OTHER INFORMATION
    The principal foreign currency exchange rates used to translate other currencies into Euro were as follows:

	2021		2020
	Average for the nine months ended September 30,	At September 30,	Average for the nine months ended September 30,	At September 30,	At December 31,
U.S. Dollar	1.1962	1.1579	1.1250	1.1708	1.2271
Pound Sterling	0.8636	0.8605	0.8851	0.9124	0.8990
Swiss Franc	1.0904	1.0830	1.0680	1.0804	1.0802
Japanese Yen	129.8320	129.6700	120.9108	123.7600	126.4900
Chinese Yuan	7.7376	7.4847	7.8659	7.9720	8.0225
Australian Dollar	1.5770	1.6095	1.6627	1.6438	1.5896
Canadian Dollar	1.4968	1.4750	1.5218	1.5676	1.5633
Singapore Dollar	1.6020	1.5760	1.5635	1.6035	1.6218
Hong Kong Dollar	9.2912	9.0184	8.7273	9.0742	9.5142

6. NET REVENUES
    Net revenues are as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2021	2020	2021	2020
	(€ thousand)		(€ thousand)
Revenues from:
Cars and spare parts	883,352	726,229	2,619,066	1,964,704
Engines	55,124	44,173	144,999	97,407
Sponsorship, commercial and brand	94,570	93,402	276,486	265,395
Other	20,179	24,166	58,342	63,474
Total net revenues	1,053,225	887,970	3,098,893	2,390,980
    Other net revenues primarily relate to financial services activities, management of the Mugello racetrack and other sports-related activities.

Interest and other financial income from financial services activities included within net revenues for the three months ended September 30, 2021 and 2020 amounted to €13,191 thousand and €17,042 thousand, respectively, and for the nine months ended September 30, 2021 and 2020 amounted to €41,424 thousand and €50,486 thousand, respectively.

7. COST OF SALES
    Cost of sales for the three months ended September 30, 2021 and 2020 amounted to €524,178 thousand and €425,577 thousand, respectively, and for the nine months ended September 30, 2021 and 2020 amounted to €1,505,733 thousand and €1,175,629 thousand, respectively, consisting mainly of the cost of materials, components and labor related to the manufacturing and distribution of cars and spare parts and, to a lesser extent, engines sold to Maserati and engines rented to other Formula 1 racing teams. The remaining costs mainly include depreciation, insurance and transportation costs, as well as warranty and product-related costs, which are estimated and recorded at the time of shipment.
    Interest and other financial expenses from financial services activities included within cost of sales for the three months ended September 30, 2021 and 2020 amounted to €2,977 thousand and €7,906 thousand, respectively, and for the nine months ended September 30, 2021 and 2020 amounted to €13,629 thousand and €29,514 thousand, respectively.

8. SELLING, GENERAL AND ADMINISTRATIVE COSTS

    Selling costs for the three months ended September 30, 2021 and 2020 amounted to €39,240 thousand and €39,430 thousand, respectively, and for the nine months ended September 30, 2021 and 2020 amounted to €114,867 thousand and €115,874 thousand, respectively, consisting mainly of costs for sales personnel, marketing and events, and retail stores. Costs for marketing and events primarily relate to trade shows and media and client events for the launch of new models, including the use of digital solutions, as well as sponsorship and indirect marketing costs incurred through the Formula 1 racing team, Scuderia Ferrari.

    General and administrative costs for the three months ended September 30, 2021 and 2020 amounted to €43,100 thousand and €37,315 thousand, respectively, and for the nine months ended September 30, 2021 and 2020 amounted to €120,067 thousand and €117,979 thousand, respectively, consisting mainly of administrative and other general expenses, including for personnel, that are not directly attributable to manufacturing, sales or research and development activities.

9. RESEARCH AND DEVELOPMENT COSTS
    Research and development costs are as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2021	2020	2021	2020
	(€ thousand)
Research and development costs expensed during the period	129,913	110,904	402,189	372,875
Amortization of capitalized development costs	40,930	46,468	137,277	131,905
Total research and development costs	170,843	157,372	539,466	504,780
    Research and development costs expensed during the period primarily relate to Formula 1 activities and research and development activities to support the innovation of our product range and components, in particular, in relation to hybrid and electric technology.

Research and development costs are recognized net of technology-related government incentives.

10. OTHER EXPENSES/(INCOME), NET
Other expenses/(income), net for the three and nine months ended September 30, 2021 included other expenses of €8,886 thousand and €17,226 thousand, respectively, mainly related to provisions, indirect taxes and other miscellaneous expenses, partially offset by other income for the three and nine months ended September 30, 2021 of €1,820 thousand and €4,207 thousand, respectively.

Other expenses/(income), net for the three and nine months ended September 30, 20220 included other expenses of €8,400 thousand and €18,008 thousand, respectively, mainly related to provisions, indirect taxes and other miscellaneous expenses, partially offset by other income for the three and nine months ended September 30, 2021 of €1,059 thousand and €3,160 thousand, respectively.

11. NET FINANCIAL EXPENSES

	For the three months ended September 30,		For the nine months ended September 30,
	2021	2020	2021	2020
	(€ thousand)
Financial income
Related to:
Industrial activities (A)	8,881	9,622	27,760	24,879
Financial services activities (reported within net revenues)	13,191	17,042	41,424	50,486

Financial expenses and expenses from derivative financial instruments and foreign currency exchange rate differences
Related to:
Industrial activities (B)	(19,385)	(23,014)	(57,206)	(62,664)
Financial services activities (reported within cost of sales)	(2,977)	(7,906)	(13,629)	(29,514)

Net financial expenses relating to industrial activities (A - B)	(10,504)	(13,392)	(29,446)	(37,785)
Net financial expenses primarily relate to interest expenses on debt and net foreign exchange losses, including the net costs of hedging.

12. INCOME TAX EXPENSE
    Income tax expense is as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2021	2020	2021	2020
	(€ thousand)
Current tax expense	68,723	47,644	170,927	58,198
Deferred tax (benefit)/expense	(15,720)	(10,142)	(9,563)	22,873
Taxes relating to prior periods	6	(51)	1,093	180
Total income tax expense	53,009	37,451	162,457	81,251
Income tax expense amounted to €53,009 thousand and €37,451 thousand for the three months ended September 30, 2021 and 2020, respectively, and €162,457 thousand and €81,251 thousand for the nine months ended September 30, 2021 and 2020, respectively.

The Group is applying the Patent Box tax regime for the period from 2020 to 2024, in line with the tax regulations currently applicable in Italy, and income taxes for the three and nine months ended September 30, 2021 and 2020 benefited from the application of the Patent Box tax regime.

Ferrari self-determines the income eligible for the Patent Box regime and will recognize the Patent Box tax benefit in three equal annual installments. This resulted in an increase of current tax expense for the three and nine months ended September 30, 2021 compared to the same prior year period, partially offset by deferred tax assets recognized in relation to the Patent Box tax benefit for 2022 and 2023.

The Law Decree (Decree) n. 146 enacted by the Italian authorities, effective from October 22, 2021, introduces a series of urgent economic and tax measures, including a simplification of the Patent Box tax regime. The Decree will have to be converted into law within 60 days to remain in force and amendments may still be possible. The Decree provides for transition rules regulating cases where taxpayers may still be under the old regime until 2024. Implementing regulations will be regulated by a separate decree at a later date. The Decree did not have any impact on income taxes of the Group for the nine months ended September 30, 2021 and management follows progresses in the legislation as they become known.

The effective tax rate was 20.8 percent for the nine months ended September 30, 2021 compared to 19.0 percent for the nine months ended September 30, 2020.

IRAP (current and deferred) for the nine months ended September 30, 2021 and 2020 amounted to €26,643 thousand and €10,559 thousand, respectively. IRAP is only applicable to Italian entities and is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, and in particular before the cost of fixed-term employees, credit losses and any interest included in lease payments. IRAP is calculated using financial information prepared under Italian accounting standards. IRAP is applied on the tax base at 3.9 percent for each of nine months ended September 30, 2021 and 2020, respectively.

Deferred tax assets and liabilities of the individual consolidated companies are offset within the consolidated statement of financial position when a legally enforceable right to offset exists.

The Group’s Italian entities participate in a group Italian tax consolidation under Ferrari N.V..

13. EARNINGS PER SHARE
    Basic earnings per share
    Basic earnings per share is calculated by dividing the profit attributable to equity holders of Ferrari by the weighted average number of common shares issued and outstanding during the period. The following table provides the amounts used in the calculation of basic earnings per share for the periods presented:

		For the three months ended September 30,		For the nine months ended September 30,
		2021	2020	2021	2020
Profit attributable to owners of the parent	€ thousand	205,778	170,750	616,512	345,697
Weighted average number of common shares for basic earnings per share	thousand	184,317	184,748	184,601	184,825
Basic earnings per share	€	1.12	0.92	3.34	1.87

    Diluted earnings per share
    For the three and nine months ended September 30, 2021 and 2020, the weighted average number of shares for diluted earnings per share was increased to take into consideration the theoretical effect of the potential common shares that would be issued for the Group’s equity incentive plans (assuming 100 percent of the target awards vested). See Note 21 “Share-Based Compensation” for additional details related to the Group’s equity incentive plans.

    The following table provides the amounts used in the calculation of diluted earnings per share for the three and nine months ended September 30, 2021 and 2020:

		For the three months ended September 30,		For the nine months ended September 30,
		2021	2020	2021	2020
Profit attributable to owners of the parent	€ thousand	205,778	170,750	616,512	345,697
Weighted average number of common shares for diluted earnings per share	thousand	184,617	185,344	184,901	185,422
Diluted earnings per share	€	1.11	0.92	3.33	1.86

14. INTANGIBLE ASSETS

	At December 31, 2020	Additions	Amortization	Translation differences and other	At September 30, 2021
	(€ thousand)
Intangible assets	979,290	279,359	(155,210)	(58)	1,103,381
    Additions primarily related to externally acquired and internally generated development costs for new and existing models.

15. PROPERTY, PLANT AND EQUIPMENT

	At December 31, 2020	Additions	Disposals	Depreciation	Translation differences and other	At September 30, 2021
	(€ thousand)
Property, plant and equipment	1,226,630	236,333	(1,961)	(168,048)	1,672	1,294,626
    Additions mainly related to advances and assets under construction, including tracts of land adjacent to our facilities in Maranello as part of our expansion plans, as well as plant, machinery and equipment, primarily related to car production and engine assembly lines (including those for models to be launched in future years), industrial tools used for the production of cars and personalization programs.

At September 30, 2021 property, plant and equipment included €56,027 thousand of right-of-use assets (€59,742 thousand at December 31, 2020). The following table summarizes the changes in the carrying amount of right-of-use assets for the nine months ended September 30, 2021:

	At December 31, 2020	Additions	Disposals	Depreciation	Translation differences and other	At September 30, 2021
	(€ thousand)
Right-of-use assets	59,742	9,564	(679)	(11,676)	(924)	56,027

For the nine months ended September 30, 2021 depreciation of right-of-use assets amounted to €11,676 thousand and interest expense on lease liabilities amounted to €651 thousand (€15,167 thousand and €710 thousand respectively for the nine months ended September 30, 2020).

    At September 30, 2021 the Group had contractual commitments for the purchase of property, plant and equipment amounting to €118,172 thousand (€101,361 thousand at December 31, 2020).

16. INVESTMENTS AND OTHER FINANCIAL ASSETS

    The composition of investments and other financial assets is as follows:

	At September 30, 2021	At December 31, 2020
	(€ thousand)
Investments accounted for using the equity method	39,413	34,663
Other securities and financial assets	9,606	8,178
Total investments and other financial assets	49,019	42,841

Investments accounted for using the equity method
    Investments accounted for using the equity method relate entirely to the Group’s investment in Ferrari Financial Services GmbH, a German entity that offers retail client financing in certain markets in EMEA (primarily the UK, Germany and Switzerland).

Changes in the carrying amount of the investment during the period were as follows:

(€ thousand)
Balance at January 1, 2021	34,663
Proportionate share of net profit for the period from January 1, 2021 to September 30, 2021	4,750
Balance at September 30, 2021	39,413

Other securities and financial assets
Other securities and financial assets primarily include Series C Liberty Formula One shares (the “Liberty Media Shares”) of Liberty Media Corporation (the group responsible for the promotion of the Formula 1 World Championship), which are measured at fair value and amounted to €8,581 thousand at September 30, 2021 (€7,163 thousand at December 31, 2020).

17. INVENTORIES

	At September 30, 2021	At December 31, 2020
	(€ thousand)
Raw materials	95,644	96,900
Semi-finished goods	119,134	94,619
Finished goods	298,521	269,098
Total inventories	513,299	460,617
The increase in inventories for the nine months ended September 30, 2021 is mainly due to higher car volumes.

The amount of inventory write-downs recognized as an expense within cost of sales was €9,843 thousand and €16,013 thousand for the nine months ended September 30, 2021 and 2020, respectively.

18. CURRENT RECEIVABLES AND OTHER CURRENT ASSETS

	At September 30, 2021	At December 31, 2020
	(€ thousand)
Receivables from financing activities	1,095,897	939,607
Trade receivables	226,215	184,260
Current tax receivables	7,347	12,438
Other current assets	93,994	76,471
Total	1,423,453	1,212,776
Receivables from financing activities
    Receivables from financing activities are as follows:

	At September 30, 2021	At December 31, 2020
	(€ thousand)
Client financing	1,084,104	925,878
Dealer financing	11,793	13,729
Total	1,095,897	939,607
    Receivables from financing activities relate to the financial services portfolio in the United States and are generally secured on the title of cars or other guarantees.

19. CURRENT FINANCIAL ASSETS AND OTHER FINANCIAL LIABILITIES

	At September 30, 2021	At December 31, 2020
	(€ thousand)
Financial derivatives	5,779	38,636
Other financial assets	2,209	1,448
Current financial assets	7,988	40,084
The following table provides the analysis of derivative assets and liabilities at September 30, 2021 and at December 31, 2020.

	At September 30, 2021		At December 31, 2020
	Positive fair value	Negative fair value	Positive fair value	Negative fair value
	(€ thousand)
Cash flow hedge:
Foreign currency forwards	3,512	(23,640)	37,214	(2,060)
Commodities	—	(3,219)	271	—
Interest rate caps	1,841	—	497	—
Total cash flow hedges	5,353	(26,859)	37,982	(2,060)
Other foreign currency derivatives	426	(1,014)	654	(80)
Derivatives assets/(liabilities)	5,779	(27,873)	38,636	(2,140)

At September 30, 2021 and December 31, 2020, substantially all foreign currency derivatives had a maturity within twelve months or less.
    Foreign currency derivatives that do not meet the requirements to be recognized as cash flow hedges are presented as other foreign currency derivatives. Interest rate caps and other primarily relate to derivative instruments required as part of certain securitization agreements.

20. EQUITY
    Share capital
    At September 30, 2021 and December 31, 2020 the fully paid up share capital of the Company was €2,573 thousand, consisting of 193,923,499 common shares and 63,349,112 special voting shares, all with a nominal value of €0.01. At September 30, 2021 the Company held in treasury 9,772,903 common shares and 2,190 special voting shares, while at December 31, 2020 the Company held in treasury 9,175,609 common shares and 2,190 special voting shares. The amounts include shares repurchased under the share repurchase program and are based on the transaction trade date. The increase in common shares held in treasury primarily reflects the repurchase of shares by the Company through its share repurchase program, partially offset by shares assigned under the Group’s equity incentive plans. The Company restarted its multi-year share repurchase program on March 12, 2021 following its temporary suspension from March 30, 2020 as part of actions implemented by management to prudently manage liquidity as a result of the COVID-19 pandemic. At September 30, 2021 and December 31, 2020 the Company held in treasury 3.80 percent and 3.57 percent of the total issued share capital of the Company, respectively(1).

____________________________
(1)The percentage of shares held in treasury compared to total issued share capital remains the same if calculated considering only common shares held in treasury or if calculated considering common shares and special voting shares held in treasury.

    The following table summarizes the changes in the number of outstanding common shares and outstanding special voting shares of the Company for the nine months ended September 30, 2021:

	Common Shares	Special Voting Shares	Total
Balance at December 31, 2020	184,747,890	63,346,922	248,094,812
Common shares repurchased under share repurchase program(1)	(860,392)	—	(860,392)
Common shares assigned under equity incentive plans(2)	263,098	—	263,098
Balance at September 30, 2021	184,150,596	63,346,922	247,497,518
_______________________________________
(1)    Includes shares repurchased under the share repurchase program between January 1, 2021 and September 30, 2021 based on the transaction trade date, for a total consideration of €149,721 thousand, including transaction costs.
(2)    On March 16, 2021, 356,571 common shares, which were previously held in treasury, were assigned to participants of the equity incentive plans as a result of the vesting of certain performance share unit and retention restricted share unit awards. On March 17, 2021, the Company purchased 93,473 common shares, for a total consideration of €15,432 thousand, from a group of those employees who were assigned shares in order to cover the individual’s taxable income as is standard practice (“Sell to Cover”) in an over-the-counter transaction. See Note 21 “Share-Based Compensation” for additional details relating to the Group’s equity incentive plans.
.

    Other comprehensive income/(loss)

    The following table presents other comprehensive income/(loss):

	For the three months ended September 30,		For the nine months ended September 30,
	2021	2020	2021	2020
	(€ thousand)
(Losses)/Gains on cash flow hedging instruments arising during the period	(18,712)	16,528	(41,312)	33,098
Losses/(Gains) on cash flow hedging instruments reclassified to the consolidated income statement	256	(4,419)	(16,407)	1,044
Gains/(Losses) on cash flow hedging instruments	(18,456)	12,109	(57,719)	34,142
Exchange differences on translating foreign operations arising during the period	5,009	(6,702)	10,158	(7,896)
Total items that may be reclassified to the consolidated income statement in subsequent periods	(13,447)	5,407	(47,561)	26,246
Total other comprehensive income/(loss)	(13,447)	5,407	(47,561)	26,246
Related tax impact	5,134	(3,409)	16,122	(9,663)
Total other comprehensive income/(loss), net of tax	(8,313)	1,998	(31,439)	16,583

Gains and losses on cash flow hedging instruments mainly relate to changes in the fair value of foreign currency derivative financial instruments used for cash flow hedging purposes.

    The tax effects relating to other comprehensive loss are as follows:

	For the nine months ended September 30,
	2021			2020
	Pre-tax balance	Tax impact	Net balance	Pre-tax balance	Tax impact	Net balance
	(€ thousand)
(Losses)/Gains on cash flow hedging instruments	(57,719)	16,122	(41,597)	34,142	(9,663)	24,479
Exchange gains on translating foreign operations	10,158	—	10,158	(7,896)	—	(7,896)
Total other comprehensive income/(loss)	(47,561)	16,122	(31,439)	26,246	(9,663)	16,583

21. SHARE-BASED COMPENSATION

The Group has several equity incentive plans under which a combination of performance share units (“PSUs”) and retention restricted share units (“RSUs”), which each represent the right to receive one Ferrari common share, have been awarded to the Executive Chairman, the Chief Executive Officer (“CEO”), members of the Senior Management Team (“SMT”) and other key employees of the Group. See Note 21 “Share-Based Compensation” to the Consolidated Financial Statements for further details relating to the Group’s equity incentive plans.

Equity Incentive Plan 2016-2020

    In the first quarter of 2021, 212,243 PSU awards vested (representing 100 percent of the target PSU awards) as a result of Ferrari’s third place ranking in Total Shareholder Return (“TSR”) within the defined peer group for the performance period from 2016 to 2020, and 31,120 RSU awards vested upon achievement of the related service conditions. As a result, 243,363 common shares, which were previously held in treasury, were assigned to participants of the plan in the first quarter of 2021.

Equity Incentive Plan 2019-2021

In the first quarter of 2021, 80,510 PSU awards vested (representing 100 percent of the target PSU awards) as a result of the achievement of the related performance conditions and 32,694 RSU awards vested upon achievement of the related service conditions. As a result, 113,204 common shares, which were previously held in treasury, were assigned to participants of the plan in the first quarter of 2021.

Equity Incentive Plan 2020-2022

    The PSU awards and RSU awards under the Equity Incentive Plan 2020-2022 vest in 2023 based on the level of achievement of the related performance targets or service conditions.
Equity Incentive Plan 2021-2023
Under a new Equity Incentive Plan 2021-2023 approved in 2021, the Company awarded approximately 48 thousand 2021-2023 PSUs and approximately 40 thousand 2021-2023 RSUs to the Executive Chairman, members of the SMT and other key employees of the Group. The PSUs and RSUs cover the three-year performance and service periods from 2021 to 2023. The PSU awards and RSU awards under the Equity Incentive Plan 2021-2023 vest in 2024 based on the level of achievement of the related performance targets or service conditions.

Outstanding share awards

Changes to the outstanding number of PSU and RSU awards under all equity incentive plans of the Group are as follows:

	Outstanding PSU Awards	Outstanding RSU Awards	Total Outstanding Awards
Balance at December 31, 2020	414,839	159,063	573,902
Granted(1)	48,071	40,160	88,231
Vested(2)	(292,753)	(63,814)	(356,567)
Forfeited	(3,803)	(1,959)	(5,762)
Balance at September 30, 2021	166,354	133,450	299,804
_______________________________________
(1)    Granted under the Equity Incentive Plan 2021-2023.
(2)    Vested under the Equity Incentive Plan 2016-2020 and the Equity Incentive Plan 2019-2021.

Share-based compensation expense
    For the nine months ended September 30, 2021 and 2020, the Company recognized €10,082 thousand and €12,251 thousand, respectively, as share-based compensation expense and an increase to other reserves in equity in relation to the PSU awards and RSU awards of the Group’s equity incentive plans. At September 30, 2021, unrecognized compensation expense amounted to €16,088 thousand and is expected to be recognized over the remaining vesting periods through 2023.

22. PROVISIONS
    Provisions are as follows:

	At September 30, 2021	At December 31, 2020
	(€ thousand)
Warranty and recall campaigns provision	102,689	106,942
Legal proceedings and disputes	23,469	26,349
Other risks	30,644	22,044
Total provisions	156,802	155,335
    The provision for other risks primarily relates to disputes and matters which are not subject to legal proceedings, including contract-related disputes with suppliers, employees and other parties, as well as environmental risks.
    Movements in provisions are as follows:

	Balance at December 31, 2020	Additional provisions	Utilization	Releases	Translation differences	Reclassification and other movement	Balance at September 30, 2021
	(€ thousand)
Warranty and recall campaigns provision	106,942	30,133	(24,825)	(9,802)	241	—	102,689
Legal proceedings and disputes	26,349	373	(426)	(3,057)	166	64	23,469
Other risks	22,044	12,062	(1,909)	(2,168)	587	28	30,644
Total provisions	155,335	42,568	(27,160)	(15,027)	994	92	156,802

23. DEBT

	Balance at December 31, 2020	Proceeds from borrowings	Repayments of borrowings	Interest accrued/(paid) and other (*)	Translation differences	Balance at September 30, 2021
	(€ thousand)
Bonds and notes	1,835,022	149,495	(500,000)	(3,351)	—	1,481,166
Asset-backed financing (Securitizations)	761,164	184,067	(119,780)	(20)	47,751	873,182
Lease liabilities	62,290	—	(13,289)	9,092	679	58,772
Borrowings from banks and other financial institutions	28,553	122,344	—	88	3,230	154,215
Other debt	37,716	7,586	(22,829)	—	1,519	23,992
Total debt	2,724,745	463,492	(655,898)	5,809	53,179	2,591,327
_____________________________________
(*) Other changes in lease liabilities relates entirely to non-cash movements for the recognition of additional lease liabilities in accordance with IFRS 16.

Bonds and notes

    2021 Bond

On January 18, 2021 the Company fully repaid the 2021 Bond for a total consideration of €501,250 thousand (including accrued interest). The bond was previously issued in November 2017 on the regulated market of the Euronext Dublin (formerly the Irish Stock Exchange) for a principal amount of €700 million at a coupon of 0.25 and due in January 2021. In July 2019 the Company repurchased an aggregate nominal amount of €200,000 thousand following a cash tender offer. The amount outstanding at December 31, 2020 was €501,151 thousand, including accrued interest of €1,199 thousand.

    2023 Bond

On March 16, 2016, the Company issued 1.5 percent coupon notes due March 2023, having a principal of €500 million. The bond was issued at a discount for an issue price of 98.977 percent, resulting in net proceeds of €490,729 thousand, after the debt discount and issuance costs, and a yield to maturity of 1.656 percent. The net proceeds were used, together with additional cash held by the Company, to fully repay a €500 million bank loan. The bond is unrated and was admitted to trading on the regulated market of the Euronext Dublin (formerly the Irish Stock Exchange). Following a cash tender offer, on July 16, 2019 the Company executed the repurchase of these notes for an aggregate nominal amount of €115,395 thousand. The amount outstanding at September 30, 2021 was €386,164 thousand and includes accrued interest of €3,125 thousand (€386,814 thousand including accrued interest of €4,567 thousand at December 31, 2020).

2025 Bond

On May 27, 2020 the Company issued 1.5 percent coupon notes due May 2025 (“2025 Bond”), having a principal of
€650 million. The notes were issued at a discount for an issue price of 98.898 percent, resulting in net proceeds of €640,073 thousand, after related expenses, and a yield to maturity of 1.732 percent. The bond was admitted to trading on the regulated market of Euronext Dublin. The amount outstanding of the 2025 Bond at September 30, 2021 was €646,034 thousand, including accrued interest of €3,392 thousand (€647,042 thousand, including accrued interest of €5,850 thousand at December 31, 2020).

2029 and 2031 Notes

On July 31, 2019, the Company issued 1.12 percent senior notes due August 2029 (“2029 Notes”) and 1.27 percent senior notes due August 2031 (“2031 Notes”) through a private placement to certain US institutional investors, each having a principal of €150 million. The net proceeds from the issuances amounted to €298,316 thousand and the yields to maturity on an annual basis equal the nominal coupon rates of the Notes. The Notes are primarily used for general corporate purposes, including the funding of capital expenditures.

The amount outstanding of the 2029 Notes at September 30, 2021 was €149,612 thousand, including accrued interest of €280 thousand (€149,971 thousand, including accrued interest of €700 thousand at December 31, 2020). The amount outstanding of the 2031 Notes at September 30, 2021 was €149,618 thousand, including accrued interest of €318 thousand (€150,044 thousand including accrued interest of €794 thousand at December 31, 2020).

2032 Notes

On July 29, 2021, the Company issued 0.91 percent senior notes due January 2032 (“2032 Notes”) through a private placement to certain US institutional investors having a principal of €150 million. The net proceeds from the issuance amounted to €149,495 thousand and the yield to maturity on an annual basis equals the nominal coupon rates of the Notes. The Notes are used for general corporate purposes. The amount outstanding of the 2032 Notes at September 30, 2021 was €149,738 thousand, including accrued interest of €235 thousand.

The abovementioned bonds and notes impose covenants on Ferrari including: (i) negative pledge clauses which require that, in case any security interest upon assets of Ferrari is granted in connection with other notes or debt securities with the consent of Ferrari are, or are intended to be, listed, such security should be equally and ratably extended to the outstanding notes, subject to certain permitted exceptions; (ii) pari passu clauses, under which the notes rank and will rank pari passu with all other present and future unsubordinated and unsecured obligations of Ferrari; (iii) events of default for failure to pay principal or interest or comply with other obligations under the notes with specified cure periods or in the event of a payment default or acceleration of indebtedness or in the case of certain bankruptcy events; and (iv) other clauses that are customarily applicable to debt securities of issuers with a similar credit standing. A breach of these covenants may require the early repayment of the notes. As of September 30, 2021 and December 31, 2020, Ferrari was in compliance with the covenants of the notes.

Asset-backed financing (Securitizations)

    As a means of diversifying its sources of funds, the Group sells certain of its receivables originated by its financial services activities in the United States through asset-backed financing or securitization programs (the terms asset-backed financing and securitization programs are used synonymously throughout this document), without transferring the risks typically associated with the related receivables. As a result, the receivables sold through securitization programs are still consolidated until collection from the customer. During the first nine months of 2021, the following revolving securitization programs were in place:

•revolving securitization program for funding of up to $750 million, which was renewed in December 2020 for a tenor of 24 months, by pledging retail financial receivables in the United States as collateral. The notes bear interest at a rate per annum equal to the aggregate of a synthetic base rate substantially replicating the LIBOR plus a margin of 75 basis points. As of September 30, 2021 total proceeds net of repayments from the sales of financial receivables under the program amounted to $750 million ($629 million at December 31, 2020). The securitization agreement requires the maintenance of an interest rate cap.

•revolving securitization program for funding of up to $275 million, which was renewed in October 2020 for a tenor of 24 months, by pledging leasing financial receivables in the United States as collateral. The notes bear interest at a rate per annum equal to the aggregate of LIBOR plus a margin of 80 basis points. As of September 30, 2021 total proceeds net of repayments from the sales of financial receivables under the program amounted to $261 million ($244 million at December 31, 2020). The securitization agreement requires the maintenance of an interest rate cap.

•revolving securitization program for funding of up to $110 million, which was terminated in April 2021, by pledging credit lines to Ferrari customers secured by personal vehicle collections and personal guarantees in the United States as collateral. The notes bore interest at a rate per annum equal to the aggregate of LIBOR plus a margin of 115 basis points.

    The consolidated total amount of the revolving securitization programs has been progressively increased since inception as the underlying receivables portfolios have increased.

    Cash collected from the settlement of receivables under securitization programs is subject to certain restrictions regarding its use and is primarily applied to repay principal and interest of the related funding. Such cash amounted to €44,309 thousand at September 30, 2021 (€36,935 thousand at December 31, 2020).

Lease liabilities

    The Group recognizes lease liabilities in relation to right-of-use assets in accordance with IFRS 16 - Leases. At September 30, 2021 lease liabilities amounted to €58,772 thousand (€62,290 thousand at December 31, 2020).

Borrowings from banks and other financial institutions

    Borrowings from banks at September 30, 2021 include (i) a term loan of €75 million borrowed in June by Ferrari S.p.A. for a tenor of 36 months and bearing fixed interest at 0.118 percent and (ii) financial liabilities of FFS Inc to support financial services activities, and in particular €69,215 thousand (€28,553 thousand at December 31, 2020) relating to a U.S. Dollar committed credit facility for up to $100 million, (drawn down for $80 million at September 30, 2021) for a tenor of 24 months and bearing interest at LIBOR plus 75 basis points.

     In December 2019, the Company negotiated a €350 million unsecured committed revolving credit facility (the “RCF”), which is intended for general corporate and working capital purposes. The RCF has a 5 year-tenor with two further one-year extension options, exercisable on the first and second anniversary of the signing date on the Company’s request and the approval of each participating bank. In December 2020 the first one-year extension option was exercised by the Company and approved by all participating banks. At September 30, 2021 the RCF was undrawn.

In April 2020, additional committed credit lines of €350 million were secured with tenors ranging from 18 to 24 months, doubling total committed credit lines available to €700 million. In March 2021 the Group cancelled a credit line of €100 million and simultaneously replaced it with a new credit line for €150 million with a tenor of 23 months. In April 2021, the Group replaced an uncommitted credit line of $50 million, which was terminated, with a new committed credit line for $100 million with a tenor of 24 months bearing interest at LIBOR plus 75 basis points. The new credit line is intended to replace the funding previously provided by one of securitization programs in the US for funding of up to $110 million that expired in April 2021 and was interest-bearing at LIBOR plus 115 basis points, as noted above. At September 30, 2021 the line had been drawn down for $80 million (€69 million), representing the only committed credit line that has been drawn down by the Group, and total committed credit lines available and undrawn amounted to €767 million (€700 million at December 31, 2020).

Other debt

    Other debt mainly relates to funding for operating and financing activities of the Group.

24. OTHER LIABILITIES
    An analysis of other liabilities is as follows:

	At September 30, 2021	At December 31, 2020
	(€ thousand)
Deferred income	379,716	270,826
Advances and security deposits	224,531	253,442
Accrued expenses	67,863	60,788
Payables to personnel	46,930	33,127
Social security payables	21,555	23,261
Other	37,452	46,018
Total other liabilities	778,047	687,462

    Deferred income primarily includes amounts received under maintenance and power warranty programs of €218,768 thousand at September 30, 2021 and €214,153 thousand at December 31, 2020, which are deferred and recognized as net revenues over the length of the maintenance program. Deferred income also includes amounts collected under various other agreements, which are dependent upon the future performance of a service or other act of the Group. The increase in deferred income primarily relates to advances received for Formula 1 sponsorship agreements.

    Advances and security deposits primarily include advances received from clients for the purchase of hypercars, limited edition cars and Icona cars. Upon shipment of the cars, the advances are recognized as revenue. The decrease primarily relates to shipments of the Ferrari Monza SP1 and SP2.

25. TRADE PAYABLES
    Trade payables of €693,945 thousand at September 30, 2021 (€713,807 thousand at December 31, 2020) are entirely due within one year. The carrying amount of trade payables is considered to be equivalent to their fair value.

26. FAIR VALUE MEASUREMENT
    IFRS 13 — Fair Value Measurement establishes a three level hierarchy for the inputs to the valuation techniques used to measure fair value by giving the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (level 1 inputs) and the lowest priority to unobservable inputs (level 3 inputs). In some cases, the inputs used to measure the fair value of an asset or a liability might be categorized within different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy at the lowest level input that is significant to the entire measurement.

    Levels used in the hierarchy are as follows:

    Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets and liabilities that the Group can access at the measurement date.

    Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the assets or liabilities, either directly or indirectly.

    Level 3 inputs are unobservable inputs for the assets and liabilities.

    Assets and liabilities that are measured at fair value on a recurring basis

    The following table shows the fair value hierarchy for financial assets and liabilities that are measured at fair value on a recurring basis at September 30, 2021 and at December 31, 2020:

		At September 30, 2021
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Investments and other financial assets - Liberty Media Shares	16	8,581	—	—	8,581
Current financial assets	19	—	5,779	—	5,779
Total assets		8,581	5,779	—	14,360
Other financial liabilities	19	—	27,873	—	27,873
Total liabilities		—	27,873	—	27,873

		At December 31, 2020
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Investments and other financial assets - Liberty Media Shares	16	7,163	—	—	7,163
Current financial assets	19	—	38,636	—	38,636
Total assets		7,163	38,636	—	45,799
Other financial liabilities	19	—	2,140	—	2,140
Total liabilities		—	2,140	—	2,140
    There were no transfers between fair value hierarchy levels for the periods presented.
    The fair value of current financial assets and other financial liabilities relates to derivative financial instruments and is measured by taking into consideration market parameters at the balance sheet date, using widely accepted valuation techniques. In particular, the fair value of foreign currency derivatives (forward contracts, currency swaps and options) and interest rate caps is determined by taking the prevailing foreign currency exchange rates and interest rates, as applicable, at the balance sheet date.
    The par value of cash and cash equivalents usually approximates fair value due to the short maturity of these instruments, which consist primarily of current bank accounts.

     Assets and liabilities not measured at fair value on a recurring basis
    For financial instruments represented by short-term receivables and payables, for which the present value of future cash flows does not differ significantly from carrying value, the Group assumes that carrying value is a reasonable approximation of the fair value. In particular, the carrying amount of current receivables and other current assets and of trade payables and other liabilities approximates their fair value.
    The following table presents the carrying amount and fair value for the most relevant categories of financial assets and financial liabilities not measured at fair value on a recurring basis:

		At September 30, 2021		At December 31, 2020
	Note	Carrying amount	Fair Value	Carrying amount	Fair Value
		(€ thousand)
Receivables from financing activities	18	1,095,897	1,095,897	939,607	939,607
Total assets		1,095,897	1,095,897	939,607	939,607
Debt	23	2,591,327	2,628,805	2,724,745	2,755,516
Total liabilities		2,591,327	2,628,805	2,724,745	2,755,516

27. RELATED PARTY TRANSACTIONS
    Pursuant to IAS 24, the related parties of Ferrari include Exor N.V., and together with its subsidiaries the Exor Group, as well as all entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries. Related parties also include companies over which the Exor Group is capable of exercising control, joint control or significant influence, including Stellantis N.V., and together with its subsidiaries the Stellantis Group, (previously referred to as Fiat Chrysler Automobiles N.V., FCA or FCA Group, which changed its name to Stellantis as a result of the merger with Peugeot S.A. in January 2021) and CNH Industrial N.V. and its subsidiaries, as well as joint ventures and associates of Ferrari. In addition, members of the Ferrari Board of Directors and executives with strategic responsibilities and their families are also considered related parties.
     The Group carries out transactions with related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. Transactions carried out by the Group with these related parties are primarily of a commercial nature and, in particular, these transactions relate to:
    Transactions with Stellantis Group companies
•the sale of engines and car bodies to Maserati S.p.A. (“Maserati”);
•the purchase of engine components for the use in the production of Maserati engines from FCA US LLC;
•a technical cooperation, starting from November 2019, between the Group and Stellantis Group with the aim to enhance the quality and competitiveness of their respective products, while reducing costs and investments;
•transactions with Stellantis Group companies, mainly relating to the services provided by Stellantis Group companies, including human resources, payroll, tax, procurement of insurance coverage and sponsorship revenues.

    Transactions with Exor Group companies (excluding Stellantis Group companies)

•the Group incurs rental costs from Iveco S.p.A., a company belonging to CNHI Group, related to the rental of trucks used by the Formula 1 racing team;
• the Group earns sponsorship revenue from Iveco S.p.A.
    Transactions with other related parties

•the purchase of components for Formula 1 racing cars from COXA S.p.A.;
•consultancy services provided by HPE S.r.l.;
•sponsorship agreement relating to Formula 1 activities with Ferretti S.p.A.;
•sale of cars to certain members of the Board of Directors of Ferrari N.V. and Exor.

    In accordance with IAS 24, transactions with related parties also include compensation to Directors and managers with strategic responsibilities.

    The amounts of transactions with related parties recognized in the consolidated income statement are as follows:

	For the nine months ended September 30,
	2021			2020
	Net revenues	Costs (1)	Net financial expenses/(income)	Net revenues	Costs (1)	Net financial expenses/(income)
	(€ thousand)
Stellantis Group companies
Maserati	93,324	2,636	—	58,317	1,044	—
FCA US LLC	—	14,300	—	—	10,613	—
Other Stellantis Group companies	6,898	4,485	1,459	7,444	4,316	1,716
Total Stellantis Group companies	100,222	21,421	1,459	65,761	15,973	1,716
Exor Group companies (excluding the Stellantis Group)	—	1,047	—	169	1,183	1
Other related parties	655	10,530	2	12	8,169	9
Total transactions with related parties	100,877	32,998	1,461	65,942	25,325	1,726
Total for the Group	3,098,893	1,753,686	29,446	2,390,980	1,424,330	37,785
______________________________
(1)    Costs include cost of sales, selling, general and administrative costs and other expenses, net.

        Non-financial assets and liabilities originating from related party transactions are as follows:

	At September 30, 2021				At December 31, 2020
	Trade receivables	Trade payables	Other current assets	Other liabilities	Trade receivables	Trade payables	Other current assets	Other liabilities
	(€ thousand)
Stellantis Group companies
Maserati	24,858	3,215	5	9,068	37,662	4,555	—	16,955
FCA US LLC	—	3,403	—	—	—	1,893	—	—
Other Stellantis Group companies	225	2,596	521	898	244	2,512	104	94
Total Stellantis Group companies	25,083	9,214	526	9,966	37,906	8,960	104	17,049
Exor Group companies (excluding the Stellantis Group)	56	347	33	92	183	396	108	139
Other related parties	115	2,524	1,123	1,131	643	3,558	1,496	1,759
Total transactions with related parties	25,254	12,085	1,682	11,189	38,732	12,914	1,708	18,947
Total for the Group	226,215	693,945	93,994	778,047	184,260	713,807	76,471	687,462

    At September 30, 2021 current financial assets were €533 thousand (nil at December 31, 2020). There were no other financial assets or financial liabilities originating from related party transactions at September 30, 2021 or December 31, 2020.

28. ENTITY-WIDE DISCLOSURES
    The following table presents an analysis of net revenues by geographic location of the Group’s customers for the three and nine months ended September 30, 2021 and 2020, including the effects of foreign currency hedge transactions. Revenues by geography presented for material individual countries are not necessarily correlated to shipments of cars as certain countries include revenues from sponsorship and commercial activities relating to Ferrari's participation in the Formula 1 World Championship.

	For the three months ended September 30,		For the nine months ended September 30,
	2021	2020	2021	2020
	(€ thousand)
Italy	115,590	101,144	307,103	227,915
Rest of EMEA	437,979	431,494	1,345,547	1,139,209
of which UK	98,295	124,090	301,935	315,652
Americas (1)	273,058	189,909	816,303	613,685
of which United States of America	226,186	152,562	689,827	520,734
Mainland China, Hong Kong and Taiwan	88,842	50,729	221,478	91,703
Rest of APAC (2)	137,756	114,694	408,462	318,468
Total net revenues	1,053,225	887,970	3,098,893	2,390,980
______________________________
(1)    Americas includes the United States of America, Canada, Mexico, the Caribbean and Central and South America.
(2)    Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia, South Korea, Thailand, India and Malaysia.
The Group had an average number of employees of 4,562 and 4,410 for the nine months ended September 30, 2021 and 2020, respectively, and 4,567 and 4,427 for the three months ended September 30, 2021 and 2020, respectively.
Depreciation amounted to €168,048 thousand and €158,831 thousand for the nine months ended September 30, 2021 and 2020, respectively, and €53,652 thousand and €55,671 thousand for the three months ended September 30, 2021 and 2020, respectively.
Amortization amounted to €155,210 thousand and €147,521 thousand for the nine months ended September 30, 2021 and 2020, respectively, and €47,223 thousand and €52,466 thousand for the three months ended September 30, 2021 and 2020, respectively.

29. SUBSEQUENT EVENTS
    The Group has evaluated subsequent events through November 2, 2021, which is the date the Interim Condensed Consolidated Financial Statements were authorized for issuance, and identified the following matters:

On October 4, 2021 the Company announced its intention to continue its multi-year share repurchase program with a fifth tranche of up to Euro 150 million, started on October 5, 2021 (“Fifth Tranche”) and to end no later than March 31, 2022, of which Euro 120 million to be executed on the MTA market under a non-discretionary share repurchase agreement with a primary financial institution and up to Euro 30 million to be executed on the NYSE under an additional mandate with a primary financial institution.

Under the common share repurchase program, from October 1, 2021 to October 28, 2021 the Company purchased an additional 111,495 common shares for total consideration of €20.9 million. At October 28, 2021 the Company held in treasury an aggregate of 9,884,398 common shares.